FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327 – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Earnings Release 2015
2.	Cosan Limited Consolidated interim financial statements at June 30, 2015 and independent auditors’ review report

Item 1

EARNINGS RELEASE 2Q15

São Paulo, August 12, 2015 – COSAN LIMITED (NYSE: CZZ e BM&FBovespa: CZLT33) announces today its results for the second quarter of 2015 (2Q15) composed by April, May and June 2015. The results are consolidated in accordance with the accounting principles adopted in Brazil and internationally (IFRS).

Financial Highlights

Summary of Financial Information	2Q15	2Q14	Chg.%	1Q15	Chg.%
Amount in BRL MM	(Apr-Jun)	(Apr-Jun)	2Q15 x 2Q14	(Jan-Mar)	2Q15 x 1Q15
Net Revenue	3,333.2	2,246.0	48.4%	2,141.1	55.7%
Gross Profit	1,165.6	700.9	66.3%	549.8	n/a
Gross Margin (%)	35.%	31.2%	3.8 p.p.	25.7%	9.3 p.p.
Operating Profit	749.0	240.0	n/a	51.3	n/a
EBITDA	1,157.7	575.0	n/a	369.7	n/a
EBITDA Margin (%)	34.7%	25.6%	9.1 p.p.	17.3%	17.5 p.p.
Equity Pick-up	91.9	164.3	-44.1%	153.1	-40.%
Net Income before non-controlling Interest	149.0	183.3	-18.7%	25.7	n/a
Net Income	6.5	38.7	-83.2%	9.5	-31.6%
Net Margin (%)	0.2%	1.7%	-1.5 p.p.	0.4%	-0.2 p.p.

Earnings Conference Call

COSAN S/A (CSAN3)

Portuguese – 9 am (US EST)

August 13 2015 (Thursday)

Tel:	+ 55 11 3193 1001

+ 55 11 2820 4001

Code: COSAN

English – 10 am (US EST)

August 13 2015 (Thursday)

Tel (BR):	+ 55 11 3193 1001

+ 55 11 2820 4001

Tel (EUA): +1 786 924 6977

Code: COSAN

COSAN LOGÍSTICA S/A (RLOG3)

Portuguese – 1 pm (US EST)

August 13 2015 (Thursday)

Tel:	+ 55 11 3193 1001

+ 55 11 2820 4001

Code: RUMO

English – 2 pm (US EST)

August 13 2015 (Thursday)

Tel (BR):	+ 55 11 3193 1001

+ 55 11 2820 4001

Tel (EUA): +1 786 924 6977

Code: RUMO

Investor Relations E-mail: ri@cosan.com.br Telephone: +55 11 3897-9797 Website: ri.cosan.com.br

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Cosan Limited - Press Release 2nd quarter of the Fiscal Year 2015

Business Units

We list below the business units of Cosan S/A and Cosan Logística S/A, companies that comprise Cosan Limited’s portfolio.

The business units (reportable segments) are organized as follows:

o	Cosan S.A.	Raízen Energia
Raízen Combustíveis
Comgás
Lubrificantes
Radar
Outros Negócios

o	Cosan Logística S.A.	Rumo Logística

Cosan Limited Consolidated Result

The Company's subsidiaries Cosan S/A Indústria e Comércio (BM&FBovespa CSAN3) and Cosan Logístisca S/A (BM&FBovespa RLOG3) reported their results on August 13 2015. The full Earnings Releases with main financial and operational information, in addition to the quarterly financial statements, can be found on their websites:

o	Cosan - Investor Relations

o	Cosan Logística - Investor Relations

2 of 6

Cosan Limited - Press Release 2nd quarter of the Fiscal Year 2015

We present below the 2Q15 results by business segment as previously detailed. All information reflect 100% of their financial performance, regardless of Cosan Limited’s stake. For reconciliation purposes of the consolidated EBITDA, the Adjustments and Eliminations column refers to the elimination of net profits of the business controlled by Cosan for consolidation purposes.

Results by Business Unit (BRL mm) 2Q15	Raízen Combustíveis	Raízen Energia	Comgás	Lubricants	Radar	Other Businesses	Adjusts and Eliminations	Deconsolidated effects IFRS 11	Cosan S A	Cosan Limited (parent company)	Cosan Logística	Adjusts and Eliminations	Cosan Limited
Net Revenue	14,793.9	1,646.9	1,671.0	424.1	26.9	0.0	-	(16,440.8)	2,122.0	-	1,220.3	(9.1)	3,333.2
Cost of Goods and Services	(14,134.5)	(1,477.8)	(1,090.9)	(314.3)	(5.5)	(0.0)	-	15,612.3	(1,410.7)	-	(766.0)	9.1	(2,167.6)
Gross Profit	659.4	169.1	580.1	109.8	21.4	0.0	-	(828.5)	711.3	-	454.3	-	1,165.6
Gross Margin(%)	4.5%	10.3%	34.7%	25.9%	79.5%	96.3%	n/a	5.0%	33.5%	n/a	37.2%	- %	35.0%
Selling Expenses	(281.1)	(88.1)	(150.7)	(70.4)	-	-	-	369.2	(221.0)	-	(0.0)	-	(221.0)
General and Administrative Expenses	(97.2)	(121.2)	(73.9)	(17.4)	(7.0)	(44.4)	-	218.4	(142.6)	(6.1)	(84.8)	-	(233.5)
Other Operating Revenues (Expenses)	82.6	(24.3)	(1.8)	0.2	6.5	(6.8)	-	(58.3)	(1.9)	-	39.8	-	37.9
Equity Pick-up	3.1	(11.4)	-	(2.1)	(0.0)	221.8	(127.9)	8.4	91.7	37.8	0.2	(37.8)	91.9
Depreciation and Amortization	147.7	336.4	119.7	18.9	0.2	1.1	-	(484.1)	139.9	-	176.9	-	316.8
EBITDA	514.5	260.5	473.5	39.1	21.1	171.7	(127.9)	(775.0)	577.4	31.7	586.4	(37.8)	1,157.7
EBITDA Margin (%)	3.5%	15.8%	28.3%	9.2%	78.4%	n/a	n/a	4.7%	27.2%	n/a	48.1%	- %	34.7%
Financial income	(47.1)	(195.1)	(92.8)	(13.0)	(0.4)	(183.7)	4.2	242.2	(285.7)	(8.6)	(355.0)	-	(649.2)
Financial expense	41.5	152.4	41.9	1.0	2.3	32.9	(4.2)	(193.9)	74.0	0.0	47.9	-	122.0
Foreign exchange gain (losses), net	28.1	145.2	46.1	3.0	-	58.5	-	(173.4)	107.5	(9.4)	(0.1)	-	98.1
Derivatives	(56.8)	(91.6)	(53.5)	(3.7)	-	(99.5)	-	148.3	(156.7)	(7.1)	(15.9)	-	(179.7)
Income taxes expenses	(117.1)	38.7	(100.1)	(3.3)	(3.5)	70.5	-	78.4	(36.4)	-	(46.6)	-	(83.0)
Non-controlling interests	(7.0)	-	-	-	-	-	(90.9)	7.0	(90.9)	-	(25.4)	(22.6)	(138.9)
Profit (loss) for the period	208.3	(26.3)	195.4	4.1	19.4	49.4	(218.8)	(182.1)	49.4	6.5	10.9	(60.4)	6.5

Disclaimer

This document contains forward-looking statements and estimates. These forward-looking statements and estimates are solely forecasts and do not represent any guarantee of prospective results. All stakeholders should know that these statements and estimates are and will be, depending on the case, subject to risks, uncertainties and factors related to the operations and business environment of Cosan and its subsidiaries, and therefore the actual results of these companies may significantly differ from the estimated or implied prospective results contained in such forward-looking statements and estimates.

3 of 6

Cosan Limited - Press Release 2nd quarter of the Fiscal Year 2015

Financial Statements

Cosan Limited (CZZ)

Cosan Limited	2Q15	2Q14	Chg.%
Income Statement for the period in (BRL mm)	(Apr - Jun)	(Apr - Jun)	2Q15 x 2Q14
Net Operating Revenue	3,333,241	2,246,009	48.4%
Gross Profit	1,165,604	700,934	66.3%
Sales, general and administrative expenses	(454,541)	(394,693)	15.2%
Other operating income (expenses), net	37,920	(66,197)	n/a
Financial revenue	121,956	74,420	63.9%
Financial expenses	(649,236)	(321,994)	n/a
Foreign exchange variation	98,078	20,822	n/a
Derivative	(179,704)	(12,106)	n/a
Equity pick up	91,930	164,331	-44.1%
Income and Social Contribution Taxes	(83,001)	17,817	n/a
Equity attributable to non-controlling interests	(138,897)	(144,586)	-3.9%
Net Income from discontinued operations	3,582	-	n/a
Net Income (loss)	6,528	38,747	-83.2%

Cosan Limited	2Q15	1Q15
Balance Sheet (BRL mm)	(Apr - Jun)	(Jan - Mar)
Cash and Cash Equivalents	2,531,947	2,122,385
Securities	725,916	159,200
Accounts Receivable	985,703	808,616
Inventories	439,184	324,701
Other Current Assets	833,905	443,305
Investments	8,695,359	8,642,451
Investment Property	2,643,211	2,649,976
Property, Plant and Equipment	9,186,721	1,510,363
Intangible	17,211,442	10,266,512
Other Non-Current Assets	4,733,673	2,576,778
Total Assets	49,554,217	31,299,536

Loans and Financing	(16,546,239)	(9,860,253)
Suppliers	(2,015,638)	(1,373,919)
Salaries Payable	(212,046)	(77,096)
Other current liabilities	(1,317,429)	(354,595)
Other non-current liabilities	(12,578,266)	(5,657,644)
Net Equity	(16,236,873)	(13,383,991)
Total Liabilities	(49,554,217)	(31,299,536)

4 of 6

Cosan Limited - Press Release 2nd quarter of the Fiscal Year 2015

Cosan Industria e Comércio S/A (CSAN3)

Cosan Energia	2Q15	2Q14	Chg.%
Income Statement for the period	(Apr - Jun)	(Apr - Jun)	2Q15 x 2Q14
Net Operating Revenue	2,122,027	2,055,528	3.2%
Gross Profit	711,317	639,022	11.3%
Sales, general and administrative expenses	(363,632)	(357,366)	1.8%
Other operating income (expenses), net	(1,911)	(58,015)	-96.7%
Financial revenue	74,036	63,413	16.8%
Financial expenses	(285,655)	(283,147)	0.9%
Foreign exchange variation	107,547	23,811	n/a
Derivative	(156,689)	(7,459)	n/a
Equity pick up	91,749	164,331	-44.2%
Income and Social Contribution Taxes	(36,427)	20,251	n/a
Equity attributable to non-controlling interests	(90,886)	(105,474)	-13.8%
Net Income from discontinued operations	-	4,779	-100.0%
Net Income (loss)	49,447	104,147	-52.5%

Cosan Energia	2Q15	1Q15
Balance Sheet	(Apr - Jun)	(Jan - Mar)
Cash and Cash Equivalents	2,020,616	1,861,592
Securities	191,487	159,200
Accounts Receivable	828,679	785,840
Inventories	332,394	317,790
Other Current Assets	400,891	450,107
Investments	8,654,294	8,642,451
Investment Property	2,643,211	2,649,976
Property, Plant and Equipment	372,858	370,970
Intangible	9,410,069	9,417,620
Other Non-Current Assets	2,018,580	2,032,330
Total Assets	28,399,821	28,407,779

Loans and Financing	(8,221,860)	(8,384,823)
Suppliers	(1,313,803)	(1,192,167)
Salaries Payable	(77,604)	(62,518)
Other current liabilities	(355,452)	(307,734)
Other non-current liabilities	(5,446,345)	(5,430,995)
Net Equity	(12,362,650)	(12,437,504)
Total Liabilities	(28,399,821)	(28,407,779)

5 of 6

Cosan Limited - Press Release 2nd quarter of the Fiscal Year 2015

Cosan Logística S/A (RLOG3)

Cosan Logística	2Q15	2Q14
Income Statement for the period	(Apr - Jun)	(Apr - Jun)
Net Operating Revenue	1,220,285	190,481
Gross Profit	454,287	61,912
Sales, general and administrative expenses	(84,782)	(22,763)
Other operating income (expenses), net	39,831	(8,182)
Financial revenue	47,898	9,992
Financial expenses	(354,971)	(34,063)
Foreign exchange variation	(58)	169
Derivative	(15,872)	-
Equity pick up	181	0
Income and Social Contribution Taxes	(46,573)	(2,435)
Equity attributable to non-controlling interests	(25,438)	(1,046)
Net Income from discontinued operations	3,582	-
Net Income (loss)	10,920	3,584

Cosan Logística	2Q15	1Q15
Balance Sheet	(Apr - Jun)	(Jan - Mar)
Cash and Cash Equivalents	508,474	251,102
Securities	534,429	-
Accounts Receivable	157,024	22,776
Inventories	106,790	6,911
Other Current Assets	461,756	22,364
Investments	41,066	0
Property, Plant and Equipment	8,813,863	1,139,393
Intangible	7,801,373	848,892
Other Non-Current Assets	2,715,086	544,442
Total Assets	21,153,730	2,876,370

Loans and Financing	(7,965,805)	(1,119,754)
Loans and financing -CP	(1,094,348)	(132,521)
Loans and financing -LP	(6,871,457)	(987,234)
Suppliers	(701,835)	(181,753)
Salaries Payable	(134,442)	(14,578)
Other current liabilities	(971,551)	(71,000)
Other non-current liabilities	(7,131,921)	(226,649)
Net Equity	(4,222,558)	(1,262,637)
Total Liabilities	(21,153,730)	(2,876,370)

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Item 2

Cosan Limited

Consolidated interim financial statements at

June 30, 2015 and independent

auditors’ review report

Cosan Limited

Consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

Contents

Independent auditors’ report on review of interim financial statements	3

Consolidated statements of financial position	5

Consolidated statements of profit or loss and other comprehensive income (loss)	7

Statements of changes in shareholders’ equity	9

Consolidated statements of cash flows	11

Notes to the consolidated interim financial statements	13

Independent auditors’ report on review of interim financial statements

To the Board of Directors and Shareholders

Cosan Limited

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“The Company”), contained in the Quarterly Information Form - ITR for the quarter ended June 30, 2015, which comprises the statement of financial position as of June 30, 2015 and the respective statements of profit or loss and comprehensive income (loss) for the three and six month periods then ended, and changes in shareholders’ equity and cash flows for the six month period then ended, including the footnotes.

Management is responsible for the preparation of the consolidated interim financial information in accordance with the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of this information in accordance with the regulations of the Brazilian Securities Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on these consolidated interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the Quarterly Information - ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the regulations of the Brazilian Securities Commission – CVM.

Other Matter

Corresponding values

The consolidated financial information for the year ended December 31, 2014 and the consolidated interim financial information for the three and six month periods ended June 30, 2014, presented for comparative purposes, were audited and reviewed, respectively, by other independent auditors, who issued an unqualified audit report on March 18, 2015 and an unqualified review report on August 13, 2014, respectively

São Paulo, August 7, 2015

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

CRC 2SP014428/O-6

/s/ Carlos Augusto Pires

Carlos Augusto Pires

Contador CRC 1SP184830/O-7

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	June 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	5	2,531,947	1,649,340
Investment securities		725,916	149,735
Trade receivables	6	985,703	865,109
Derivative financial instruments	26	152,733	30,069
Inventories		439,184	353,720
Receivables from related parties	8	55,984	38,357
Income tax receivable		64,327	94,100
Other current tax receivable		397,152	78,818
Other trade receivables	7	74,985	69,683
Dividends receivable		47,352	36,130
Assets held for sale	11	42,728	25,089
Other current assets		151,379	174,957

Total current assets		5,669,390	3,565,107

Trade receivables	6	120,856	480,992
Restricted cash		148,326	—
Deferred tax assets	19	1,602,619	214,164
Receivables from related parties	8	197,520	212,527
Income tax receivable		175,028	8,778
Other non-current tax receivable		488,835	17,299
Judicial deposits	20	757,031	418,385
Other trade receivables	7	345,236	370,497
Derivative financial instruments	26	1,414,421	860,509
Other non-current assets		898,224	648,669
Investment in associates	9	177,638	130,677
Investment in joint ventures	10	8,517,721	8,404,503
Investment property	11	2,643,211	2,641,978
Property, plant and equipment	12	9,186,721	1,435,890
Intangible assets and goodwill	13	17,211,442	10,286,373

Total non-current assets		43,884,829	26,131,241

Total assets		49,554,219	29,696,348

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	June 30, 2015	December 31, 2014
Liabilities
Loans, borrowings and debentures	14	2,353,182	1,056,353
Leases	15	443,433	—
Advances on real estate credits		143,283	—
Derivative financial instruments	26	120,129	13,803
Trade payables	17	2,015,638	1,112,459
Employee benefits payable		212,046	120,416
Income tax payable		27,446	30,905
Other taxes payable	18	170,336	307,741
Leases and concessions	16	19,300	—
Dividends payable		18,363	33,354
Payables to related parties	8	111,226	137,441
Other current liabilities		384,042	158,471

Total current liabilities		6,018,424	2,970,943

Loans, borrowings and debentures	14	14,193,057	7,446,287
Leases	15	1,350,327	—
Advances on real estate credits		177,127	—
Derivative financial instruments	26	527,595	319,632
Trade payables	17	1,110	—
Other taxes payable	18	531,955	334,565
Provision for legal proceedings	20	1,248,432	657,779
Leases and concessions	16	2,030,247	—
Pension and post-employment benefits	28	312,047	301,850
Deferred tax liabilities	19	4,149,807	1,739,274
Preferred shareholders payable in subsidiaries	21	2,050,181	1,926,888
Deferred revenue		108,173	—
Other non-current liabilities		618,860	509,823

Total non-current liabilities		27,298,918	13,236,098

Total liabilities		33,317,342	16,207,041

Shareholders' equity	22
Share capital		5,328	5,328
Additional paid in capital		4,004,253	3,887,109
Other comprehensive loss		(190,860)	(165,618)
Retained earnings		2,039,561	2,117,739

Equity attributable to owners of the parent		5,858,282	5,844,558
Non-controlling interests	9	10,378,595	7,644,749

Total shareholders' equity		16,236,877	13,489,307

Total shareholders' equity and liabilities		49,554,219	29,696,348

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income (loss)

For the three and six month periods ended June 30, 2015 and 2014

(In thousands of Brazilian Reais – R$, except earnings per share)

		April 1, 2015 to	January 1, 2015	April 1, 2014 to	January 1, 2014
	Note	June 30, 2015	to June 30, 2015	June 30, 2014	to June 30, 2014
Net sales		3,333,241	5,474,365	2,246,009	4,403,195
Cost of sales		(2,167,637)	(3,758,978)	(1,545,075)	(3,065,869)

Gross profit		1,165,604	1,715,387	700,934	1,337,326

Selling expenses		(221,034)	(440,361)	(224,284)	(430,904)
General and administrative expenses		(233,506)	(413,318)	(170,408)	(317,985)
Other expense, net	25	37,919	(61,404)	(66,197)	(98,989)

Operating expense		(416,621)	(915,083)	(460,889)	(847,878)

Income before financial results, equity
in earnings of investees and income taxes		748,983	800,304	240,045	489,448

Equity in earnings of investees
Equity in earnings of associates	9	1,656	(2,978)	1,858	667
Equity in earnings of joint ventures	10	90,274	248,045	162,473	385,465
		91,930	245,067	164,331	386,132
Financial results	24
Finance expense		(649,236)	(940,848)	(321,994)	(507,459)
Finance income		121,956	191,747	74,420	122,771
Foreign exchange (losses) gains, net		98,078	(493,756)	20,822	96,559
Derivatives		(179,704)	375,528	(12,106)	(73,187)
		(608,906)	(867,329)	(238,858)	(361,316)

Profit before taxes		232,007	178,042	165,518	514,264

Income tax (expense) benefit	19
Current		(115,853)	(120,691)	(35,688)	(66,227)
Deferred		32,853	117,382	53,504	24,482
		(83,000)	(3,309)	17,816	(41,745)

Profit from continuing operations		149,007	174,733	183,334	472,519
Loss from discontinued operations, net of tax	30	(3,582)	(3,582)	—	—

Profit for the period		145,425	171,151	183,334	472,519

Other comprehensive income (loss)	22
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plan		—	—	(1,058)	(1,417)
Taxes on items that will not
be reclassified to profit or loss		—	—	360	482
		—	—	(698)	(935)
Items that may be reclassified to profit or loss:
Foreign currency translation effect		13,649	(67,037)	6,687	3,164
Gain (loss) on cash flow hedge in
joint ventures and subsidiary		35,793	56,528	33,027	(41,380)
Changes in fair value of
available for sale securities		3,512	4,998	1,635	2,547
Taxes on items that may be
reclassified to profit or loss		(1,568)	(2,073)	(11,785)	13,203
		51,386	(7,584)	29,564	(22,466)
Total other comprehensive
loss, net of tax		51,386	(7,584)	28,866	(23,401)

Total comprehensive income		196,811	163,567	212,200	449,118

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income (loss)

For the three and six month periods ended June 30, 2015 and 2014

(In thousands of Brazilian Reais – R$, except earnings per share)

Net income attributable to:
Owners of the Parent (including
discontinued operations)			6,528		16,067		38,748		179,553
Non-controlling interests			138,897		155,084		144,586		292,966

Total comprehensive
income (loss) attributable to:
Owners of the Parent			41,285		(9,174)		59,392		170,217
Non-controlling interests			155,526		172,741		152,808		278,901

Basic earnings per share	23
Continuing operations		R$	0.03	R$	0.06	R$	0.15	R$	0.68
Discontinued operations		R$	(0.00)	R$	0.00	R$	0.00	R$	0.00
		R$	0.03	R$	0.06	R$	0.15	R$	0.68
Diluted earnings per share	23
Continuing operations		R$	(0.03)	R$	0.00	R$	0.06	R$	0.51
Discontinued operations		R$	(0.00)	R$	(0.00)	R$	0.00	R$	0.00
		R$	(0.03)	R$	0.00	R$	0.06	R$	0.51

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statements of changes in shareholders’ equity

For the six months period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais - R$)

		Capital reserve			Equity
		Additional	Other		attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	(loss) income	earnings	of the parent	interests	equity
At January 1, 2015	5,328	3,887,109	(165,618)	2,117,739	5,844,558	7,644,749	13,489,307

Profit for the period	—	—	—	16,068	16,068	155,084	171,152

Other comprehensive income
Foreign currency translation effects	—	—	(60,767)	—	(60,767)	(6,270)	(67,037)
Gain on cash flow hedge in
joint ventures and subsidiary	—	—	35,102	—	35,102	21,052	56,154
Changes in fair value of
available for sale Securities	—	—	423	—	423	2,876	3,299

Total comprehensive income for the period	—	—	(25,242)	16,068	(9,174)	172,742	163,568

Contributions by and distributions to
owners of the Parent
Dividends - non-controlling interests	—	(1,965)	—	—	(1,965)	(1,179)	(3,144)
Share based compensation - Subsidiaries	—	3,664	—	—	3,664	2,195	5,859
Dividends	—	—	—	(94,246)	(94,246)	(237,586)	(331,832)

Total contributions by and
distributions to owners of the Parent	—	1,699	—	(94,246)	(92,547)	(236,570)	(329,117)

Transactions with owners of the Parent
Acquisition of non-controlling interest	—	409	—	—	409	(12,594)	(12,185)
Business combination ALL	—	118,937	—	—	118,937	2,831,469	2,950,406
Share buy-back costs - Rumo	—	(3,901)	—	—	(3,901)	(21,201)	(25,102)

Total transactions with owners of the Parent	—	115,445	—	—	115,445	2,797,674	2,913,119

At June 30, 2015	5,328	4,004,253	(190,860)	2,039,561	5,858,282	10,378,595	16,236,877

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statements of changes in shareholders’ equity

For the six months period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais - R$)

		Capital reserve			Equity
		Additional	Other		attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	(loss) income	earnings	of the parent	interests	equity
At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

Profit for the period	—	—	—	179,553	179,553	292,966	472,519

Other comprehensive income
Foreign currency translation effects	—	—	7,697	—	7,697	(4,533)	3,164
Loss on cash flow hedge in
joint ventures and subsidiary	—	—	(17,015)	—	(17,015)	(10,296)	(27,311)
Actuarial loss on defined benefit plan	—	—	(372)	—	(372)	(563)	(935)
Changes in fair value of
available for sale Securities	—	—	354	—	354	1,327	1,681

Total comprehensive income for the period	—	—	(9,336)	179,553	170,217	278,901	449,118

Contributions by and distributions to
owners of the Parent
Share options exercised - Subsidiaries	—	3,055	—	—	3,055	1,849	4,904
Dividends - non-controlling interests	—	458	—	—	458	—	458
Share based compensation - Subsidiaries	—	3,194	—	—	3,194	1,932	5,126
Dividends	—	—	—	(92,071)	(92,071)	(115,433)	(207,504)

Total contributions by and distributions to
owners of the Parent	—	6,707	—	(92,071)	(85,364)	(111,652)	(197,016)

Transactions with owners of the Parent
Acquisition of non-controlling interest	—	(820)	—	—	(820)	3,018	2,198
Acquisition cost of the preferred	—	—	—	—	—	—	—
shares of subsidiaries	—	(22,513)	—	—	(22,513)	(13,622)	(36,135)

Total transactions with owners of the Parent	—	(23,333)	—	—	(23,333)	(10,604)	(33,937)

At June 30, 2014	5,328	3,812,232	(94,223)	2,224,457	5,947,794	7,590,135	13,537,929

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statements of cash flows

For the six month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais - R$)

		January 1, 2015	January 1, 2014
	Note	to June 30, 2015	to June 30, 2014
Cash flows from operating activities
Profit before taxes		178,043	514,264
Adjustments for:
Depreciation and amortization	12 / 13	482,062	331,312
Equity in earnings of associates	9	2,978	(667)
Equity in earnings of joint ventures	10	(248,045)	(385,465)
Loss on disposal of assets		3,096	4,806
Share-based compensation expense	8	5,859	5,126
Change in fair value of investment property	11 / 25	(23,162)	(44,983)
Provisions for legal proceedings		23,537	26,230
Indexation charges, interest and
exchange gains/losses, net		988,093	388,300
Other		69,876	45,509
		1,482,337	884,432
Changes in:
Trade receivables		(61,150)	(129,754)
Inventories		4,005	7,546
Recoverable taxes		45,880	36,455
Related parties		(60,268)	(50,595)
Advances to suppliers		(25,474)	—
Trade payables		335,339	58,271
Employee benefits		(51,425)	(42,658)
Provisions for legal proceedings		(7,360)	(7,998)
Judicial deposits		(16,802)	(1,120)
Actuarial on defined benefit plan		(11,201)	(3,949)
Income and other taxes		(113,194)	(132,006)
Other assets and liabilities, net		(119,281)	(113,721)
		(80,931)	(379,529)

Net cash generated by operating activities		1,401,406	504,903

Cash flows from investing activities
Capital contribution in associates		(48,721)	(12,667)
Securities		183,192	—
Restricted cash		74,742	—
Net cash acquired in business combination	3	169,703	—
Dividends received from associates		1,151	1,938
Dividends received from joint ventures		206,425	197,000
Acquisition of property, plant and
equipment and intangible assets		(797,960)	(458,810)
Proceeds from sale of property, plant
and equipment, intangibles and investments		1,316	796

Net cash used in investing activities		(210,152)	(271,743)

Cosan Limited

Consolidated statements of cash flows

For the six month period ended June 30, 2015 and 2014

(In thousands of Brazilian Reais - R$)

		January 1, 2015	January 1, 2014
	Note	to June 30, 2015	to June 30, 2014
Cash flows from financing activities
Loans, borrowings and debentures raised		2,382,655	826,607
Payment of loans, borrowings and debentures
Principal		(1,865,705)	(2,439,439)
Interest		(488,549)	(491,106)
Payment of leases
Principal		(83,372)	—
Interest		(63,005)	—
Advances on real estate credits		(33,061)	—
Derivative financial instruments		203,950	(36,275)
Share capital paid in preferred shares		—	2,000,000
Dividends paid		(356,430)	(272,058)
Treasury shares		(12,185)	—
Related parties		(3,806)	—
Proceeds from exercise of share options		—	4,904

Net cash used in financing activities		(319,508)	(407,367)

Increase (decrease) in cash and cash equivalents		871,746	(174,207)

Cash and cash equivalents at beginning of period		1,649,340	1,509,565
Effects of exchange rate changes on cash held		10,861	5,077

Cash and cash equivalents at ended of period		2,531,947	1,340,435

Supplemental cash flow information
Income taxes paid		52,725	82,289
Business combination - non-cash effect		2,537,831	—

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker - CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker - CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Log”) through a 62.51 % and 63.27% interest, respectively. Cosan, Cosan S.A., Cosan Log and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo Logística Operadora Multimodal S.A. and América Latina Logística S.A. (“Cosan Log”); (iii) Purchase, sale and leasing of agricultural land through its subsidiaries, Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. ("Radar"); (iv) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures ("JVs"): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

2	Basis of preparation

2.1	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and in accordance with the regulations issued by the Brazilian Securities Commission - CVM applicable to the preparation of the Quarterly Information - ITR. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2014.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2014.

These consolidated interim financial statements were authorized for issue by the Board of Directors on August 6, 2015.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2.2	Basis of consolidation

The consolidated interim financial statements include the accounts of Cosan and its subsidiaries are listed below:

	Ownership percentage
	June 30, 2015	December 31, 2014
Directly owned subsidiaries
Cosan Logística S.A.(i)	63.27	62.51
Cosan S.A. Indústria e Comércio	62.51	62.51

(i)	Change in the ownership interest reflects the buy-back program of its common shares, as per the press release issued on April 7, 2015.

During the 2nd quarter of 2015, Cosan S.A. increased its interest in COMGÁS to 61.33% due to the capital increase arising from the partial use of tax benefit of goodwill according to the COMGÁS "Extraordinary Annual General Meeting" held on April 30, 2015. The Company did not recognize the new ownership percentage, because it is awaiting the end of the deadline for the minorities to exercise their option to purchase additional shares.

2.3	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following:

•	IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board;

•	IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2018. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The Company is currently assessing the potential impacts of adopting IFRS 15.

There are no other Standards or Interpretations that are not yet effective that would be expected to have a material impact on the Company.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3	Business combinations

ALL – América Latina Logística S.A. (“ALL”)

On April 1, 2015, Cosan, through its subsidiary Rumo Logística Operadora Multimodal S.A. (“Rumo”), acquired 100% of the common shares of ALL and started to consolidate the results of operations of ALL as of that date.

The acquisition occurred through the replacement of ALL shares with Rumo shares, at the exchange ratio of 2.879303067 registered, book-entry common shares without par value issued by Rumo for each 1 (one) registered, book-entry common share without par value issued by ALL. Therefore, according to such exchange ratio, 1,963,670,770 registered, book-entry common shares without par value were issued by Rumo, representing 65.67% of Rumo’s shareholders’ equity, attributable to ALL shareholders registered on March 31, 2015, represented by 681,995,165 common shares.

ALL is located in the City of Curitiba, State of Paraná. The Company’s main activities are the railroad transportation related activities and the acquisition, leasing or lending of locomotives, wagons and other railway equipment.

ALL operates railroad transportation in the Southern region of Brazil through ALL – América Latina Logística Malha Sul S.A., and in the Mid-West region and State of São Paulo through its subsidiaries ALL – América Latina Logística Malha Paulista S.A., ALL – América Latina Logística Malha Norte S.A. and ALL – América Latina Logística Malha Oeste S.A..

(i)	Consideration transferred

The fair value of the ordinary shares issued was based on the listed share price of the ALL (ticker – ALL3.SA) as at March 31, 2015 of R$ 3.97 per share. Additionally, the value was adjusted by the settlement of pre-existing relationship, as follows:

In thousands of R$
Equity instruments (681,995,165 common shares)	2,707,534
Settlement of pre-existing relationship	29,838

Total consideration transferred	2,737,372

(a)	Settlement of pre-existing relationship

In March 2009, Rumo and ALL entered into an operating agreement (pre-existing relationship) for the supply of sugar transport logistics and other grains from the western of the state of São Paulo to the Port of Santos, in which Rumo has port concessions for lifting services.

According to the terms of the existing agreement, Rumo invested in the construction and improvement of permanent roads under concession of ALL and acquisition of rolling stock for use in the transport of products in the rail network, in order to increase rail freight transport capacity in ALL. In exchange for the Company's investments, the agreement stipulated that ALL should provide a certain capacity of rail transport services, as well as compensate Rumo through the payment of a fee, fixed contractually, per ton of product transported by ALL on the rail network and / or by the use of undercarriage given by Rumo to ALL.

This pre-existing relationship was settled when Rumo acquired ALL. As a result of this settlement, Rumo recorded a gain of R$ 29,838 in the profit or loss as "other operating income".

The fair value of the settlement of pre-existing relationship has been the difference between the value of the investment made by Rumo and the discounted cash flow of the remuneration of such investment, considering the volume and contractually agreed rate.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

Description
Cash and cash equivalents	169,703
Investment securities	940,689
Trade receivables	407,459
Inventories	84,326
Other credits	1,622,044
Property, plant and equipment	7,225,047
Intangible assets	7,483,232
Loans, borrowings and debentures	(6,639,223)
Leases	(1,857,947)
Advances on real estate credits	(340,255)
Trade payables	(890,153)
Leases and concessions	(1,974,280)
Provision for legal proceedings	(554,269)
Deferred tax liabilities	(1,135,203)
Other liabilities	(1,560,925)

Consolidated net assets	2,980,245

Non-controlling interests	(242,873)

Total identifiable net assets acquired	2,737,372

(a)	Measurement of fair value

The valuation techniques used for measuring the fair value were market prices for similar items when they are available, depreciated replacement cost when appropriate, discounted cash flow, and other.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Rumo has elected to measure the participation of Brado Holding S.A. (“Brado”) minority shareholders according to the proportion of the non-controlling shareholders’ in the fair value of identifiable net assets of Brado.

Accounts receivable fair value of R$ 407,459 is net of an allowance of R$ 59,506.

The costs related the acquisition were recorded in "other operating expenses" in the profit and loss in the amount of R$ 5,295.

The consolidated statement of profit or loss includes, from the date of acquisition, revenues and net income of R$ 1,124,779 and R$ 54,503, respectively, generated by ALL and its subsidiaries.

If ALL had been consolidated from January 1, 2015, the consolidated statement of profit or loss would present net revenue of R$ 2,190,421 and a net loss of R$ 192,998.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

4	Operating segments

Segment information

The following segment information is used by Cosan's senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Operating segments

I.	Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

II.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

III.	COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

IV.	Cosan Log: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment;

V.	Radar: management, buying, selling and leasing of agricultural;

VI.	Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; and

VII.	Other business: other investments, in addition to the corporate activities of the Company. The other business segment's includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint-ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidation IFRS 11”.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	April 1, 2015 to June 30, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log
Statement of profit or loss:
Net sales	1,646,883	14,793,885	1,671,012	26,927	424,088	1,220,285	—	(16,440,768)	(9,071)	3,333,241	2,122,027	1,220,285
Domestic market	790,038	14,793,885	1,671,012	26,927	338,505	1,175,685	—	(15,583,923)	(9,071)	3,203,058	2,036,444	1,175,685
External market	856,845	—	—	—	85,583	44,600	—	(856,845)	—	130,183	85,583	44,600
Gross profit	169,103	659,384	580,093	21,397	109,827	454,287	—	(828,487)	—	1,165,604	711,317	454,287
Selling expenses	(88,087)	(281,090)	(150,654)	—	(70,380)	—	—	369,177	—	(221,034)	(221,034)	—
General and administrative expenses	(121,175)	(97,231)	(73,860)	(6,988)	(17,385)	(84,782)	(50,491)	218,406	—	(233,506)	(142,597)	(84,782)
Other income (expense), net	(24,342)	82,634	(1,787)	6,460	214	39,831	(6,799)	(58,292)	—	37,919	(1,911)	39,831
Financial results	10,958	(34,279)	(58,294)	1,979	(12,766)	(323,003)	(216,822)	23,321	—	(608,906)	(260,761)	(323,003)
Financial expense	(195,132)	(47,074)	(92,788)	(351)	(13,043)	(354,971)	(192,261)	242,206	4,178	(649,236)	(285,655)	(354,971)
Financial income	152,405	41,452	41,910	2,330	1,027	47,899	32,968	(193,857)	(4,178)	121,956	74,036	47,899
Foreign exchange losses, net	145,247	28,116	46,063	—	2,960	(59)	49,114	(173,363)	—	98,078	107,547	(59)
Derivatives	(91,562)	(56,773)	(53,479)	—	(3,710)	(15,872)	(106,643)	148,335	—	(179,704)	(156,689)	(15,872)
Equity in earnings of associates	(11,422)	3,064	—	—	(2,131)	181	169,310	8,358	(165,704)	1,656	1,475	181
Equity in earnings of joint ventures	—	—	—	—	—	—	90,274	—	—	90,274	90,274	—
Income tax expense benefit	38,715	(117,122)	(100,134)	(3,477)	(3,318)	(46,573)	70,502	78,407	—	(83,000)	(36,427)	(46,573)

Profit (loss) for the period	(26,250)	215,360	195,364	19,371	4,061	39,941	55,974	(189,110)	(165,704)	149,007	140,336	39,941

Other selected data:
Depreciation and amortization	336,430	147,697	119,701	246	18,919	176,885	1,059	(484,127)	—	316,810	139,925	176,885
EBITDA	260,507	514,458	473,493	21,115	39,064	586,402	203,353	(774,965)	(165,704)	1,157,723	577,449	586,402
Additions to PP&E, intangible
and biological assets (cash)	357,555	116,873	122,454	272	6,959	471,631	14,955	(474,428)	—	616,271	144,639	471,631

Reconciliation of EBITDA:
Profit (loss) for the period	(26,250)	215,360	195,364	19,371	4,061	39,941	55,974	(189,110)	(165,704)	149,007	140,336	39,941
Income tax and social contribution	(38,715)	117,122	100,134	3,477	3,318	46,573	(70,502)	(78,407)	—	83,000	36,427	46,573
Financial result, net	(10,958)	34,279	58,294	(1,979)	12,766	323,003	216,822	(23,321)	—	608,906	260,761	323,003
Depreciation and amortization	336,430	147,697	119,701	246	18,919	176,885	1,059	(484,127)	—	316,810	139,925	176,885

EBITDA	260,507	514,458	473,493	21,115	39,064	586,402	203,353	(774,965)	(165,704)	1,157,723	577,449	586,402

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2015 to June 30, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log
Statement of profit or loss:
Net sales	4,726,922	28,855,395	3,205,075	48,533	803,931	1,425,897	—	(33,582,317)	(9,071)	5,474,365	4,057,539	1,425,897
Domestic market	1,956,396	28,855,395	3,205,075	48,533	644,171	1,352,533	—	(30,811,791)	(9,071)	5,241,241	3,897,779	1,352,533
External market	2,770,526	—	—	—	159,760	73,364	—	(2,770,526)	—	233,124	159,760	73,364
Gross profit	628,316	1,460,805	959,479	41,265	201,094	513,549	—	(2,089,121)	—	1,715,387	1,201,838	513,550
Selling expenses	(237,160)	(597,023)	(305,176)	—	(135,185)	—	—	834,183	—	(440,361)	(440,360)	—
General and administrative expenses	(261,826)	(197,502)	(160,456)	(14,195)	(33,532)	(109,152)	(95,983)	459,328	—	(413,318)	(283,475)	(109,154)
Other income (expense), net	14,757	143,560	(3,867)	20,783	373	39,371	(118,064)	(158,317)	—	(61,404)	(100,775)	39,371
Financial results	(227,345)	(21,326)	(132,251)	3,671	(8,996)	(343,402)	(386,351)	248,671	—	(867,329)	(545,475)	(343,402)
Financial expense	(399,974)	(86,029)	(196,678)	(705)	(21,488)	(365,294)	(364,683)	486,003	8,000	(940,848)	(559,468)	(365,294)
Financial income	300,198	79,229	79,224	4,400	1,355	53,551	61,217	(379,427)	(8,000)	191,747	138,144	53,551
Foreign exchange losses, net	(460,179)	(144,690)	(196,450)	(24)	5,575	(56,276)	(246,581)	604,869	—	(493,756)	(460,998)	(56,276)
Derivatives	332,610	130,164	181,653	—	5,562	24,617	163,696	(462,774)	—	375,528	336,847	24,617
Equity in earnings of associates	(17,412)	7,112	—	—	(7,090)	181	178,271	10,300	(174,340)	(2,978)	(3,159)	180
Equity in earnings of joint ventures	—	—	—	—	—	—	248,045	—	—	248,045	248,045	—
Income tax expense benefit	81,466	(262,098)	(131,975)	(6,821)	(9,023)	(51,406)	195,916	180,632	—	(3,309)	48,097	(51,406)

Profit (loss) for the period	(19,204)	533,528	225,754	44,703	7,641	49,141	21,834	(514,324)	(174,340)	174,733	124,736	49,139

Other selected data:
Depreciation and amortization	964,044	287,030	239,152	491	36,847	203,538	2,034	(1,251,074)	—	482,062	278,522	203,538
EBITDA	1,090,719	1,103,982	729,132	48,344	62,507	647,487	214,303	(2,194,701)	(174,340)	1,527,433	900,636	647,485
Additions to PP&E, intangible and biological assets (cash)	1,198,002	358,627	246,020	940	15,264	502,621	33,115	(1,556,629)	—	797,960	295,339	502,621

Reconciliation of EBITDA:
Profit (loss) for the period	(19,204)	533,528	225,754	44,703	7,641	49,141	21,834	(514,324)	(174,340)	174,733	124,736	49,139
Income tax and social contribution	(81,466)	262,098	131,975	6,821	9,023	51,406	(195,916)	(180,632)	—	3,309	(48,097)	51,406
Financial result, net	227,345	21,326	132,251	(3,671)	8,996	343,402	386,351	(248,671)	—	867,329	545,475	343,402
Depreciation and amortization	964,044	287,030	239,152	491	36,847	203,538	2,034	(1,251,074)	—	482,062	278,522	203,538

EBITDA	1,090,719	1,103,982	729,132	48,344	62,507	647,487	214,303	(2,194,701)	(174,340)	1,527,433	900,636	647,485

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	April 1, 2014 to June 30, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Rumo	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log
Statement of profit or loss:
Net sales	1,686,295	13,684,833	1,616,390	35,194	403,946	190,481	(2)	(15,371,128)	—	2,246,009	2,055,528	190,481
Domestic market	804,045	13,684,833	1,616,390	35,194	333,431	156,758	(2)	(14,488,878)	—	2,141,771	1,985,013	156,758
External market	882,250	—	—	—	70,515	33,723	—	(882,250)	—	104,238	70,515	33,723
Gross profit	325,518	617,953	525,116	25,108	88,800	61,912	(2)	(943,471)	—	700,934	639,023	61,912
Selling expenses	(117,716)	(301,549)	(158,421)	—	(65,864)	—	—	419,265	—	(224,285)	(224,286)	—
General and administrative expenses	(121,002)	(95,817)	(76,034)	(8,496)	(16,422)	(22,764)	(46,691)	216,819	—	(170,407)	(133,080)	(22,764)
Other income (expense), net	(1,510)	76,669	(815)	67,909	(240)	(8,182)	(124,869)	(75,159)	—	(66,197)	(58,013)	(8,182)
Financial results	13,502	7,474	(47,203)	2,146	21,924	(23,902)	(191,823)	(20,976)	—	(238,858)	(203,380)	(23,902)
Financial expense	(113,764)	(43,261)	(70,770)	(296)	(7,473)	(33,978)	(212,464)	157,025	2,987	(321,994)	(283,146)	(33,978)
Financial income	79,801	28,923	23,026	2,442	1,784	9,907	40,248	(108,724)	(2,987)	74,420	63,413	9,907
Foreign exchange losses, net	51,162	20,132	(3,106)	—	35,906	169	(12,147)	(71,294)	—	20,822	23,812	169
Derivatives	(3,697)	1,680	3,647	—	(8,293)	—	(7,460)	2,017	—	(12,106)	(7,459)	—
Equity in earnings of associates	(5,568)	2,078	—	—	(2,041)	—	136,790	3,490	(132,891)	1,858	1,858	—
Equity in earnings of joint ventures	—	—	—	—	—	—	162,473	—	—	162,473	162,473	—
Income tax expense benefit	18,713	(88,342)	(83,012)	(5,113)	(10,440)	(2,434)	118,815	69,629	—	17,816	20,252	(2,434)

Profit (loss) for the period	111,937	218,466	159,631	81,554	15,717	4,630	54,693	(330,403)	(132,891)	183,334	204,847	4,630

Other selected data:
Depreciation and amortization	398,562	128,842	129,663	242	16,830	23,013	873	(527,404)	—	170,621	147,608	23,013
EBITDA	478,284	428,176	419,509	84,763	21,063	53,979	128,574	(906,460)	(132,891)	574,997	535,583	53,979
Additions to PP&E, intangible and biological assets (cash)	566,641	128,790	164,256	215	9,002	83,782	9,386	(695,431)	—	266,641	182,859	83,782

Reconciliation of EBITDA:
Profit (loss) for the period	111,937	218,466	159,631	81,554	15,717	4,630	54,693	(330,403)	(132,891)	183,334	204,847	4,630
Income tax and social contribution	(18,713)	88,342	83,012	5,113	10,440	2,434	(118,815)	(69,629)	—	(17,816)	(20,252)	2,434
Financial result, net	(13,502)	(7,474)	47,203	(2,146)	(21,924)	23,902	191,823	20,976	—	238,858	203,380	23,902
Depreciation and amortization	398,562	128,842	129,663	242	16,830	23,013	873	(527,404)	—	170,621	147,608	23,013

EBITDA	478,284	428,176	419,509	84,763	21,063	53,979	128,574	(906,460)	(132,891)	574,997	535,583	53,979

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2014 to June 30, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Rumo	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log
Statement of profit or loss:
Net sales	4,291,128	26,695,789	3,133,770	98,744	772,215	398,415	51	(30,986,917)	—	4,403,195	4,004,780	398,415
Domestic market	1,796,967	26,695,789	3,133,770	98,744	631,009	335,688	51	(28,492,756)	—	4,199,262	3,863,574	335,688
External market	2,494,161	—	—	—	141,206	62,727	—	(2,494,161)	—	203,933	141,206	62,727
Gross profit	817,391	1,288,248	973,527	50,352	167,072	146,315	60	(2,105,639)	—	1,337,326	1,191,011	146,315
Selling expenses	(280,915)	(585,017)	(308,753)	—	(122,150)	—	—	865,932	—	(430,903)	(430,903)	—
General and administrative expenses	(261,361)	(200,952)	(143,164)	(16,846)	(33,793)	(42,738)	(81,445)	462,313	—	(317,986)	(258,203)	(42,738)
Other income (expense), net	58,659	178,429	(7,927)	44,864	170	(1,481)	(134,615)	(237,088)	—	(98,989)	(97,504)	17,109
Financial results	77,928	8,135	(103,753)	5,291	47,190	(20,048)	(289,996)	(86,063)	—	(361,316)	(313,411)	(20,048)
Financial expense	(242,162)	(63,305)	(142,160)	(564)	35,210	(42,464)	(363,583)	305,467	6,102	(507,459)	(455,807)	(42,464)
Financial income	145,712	46,590	38,485	5,855	1,577	22,134	60,822	(192,302)	(6,102)	122,771	98,918	22,134
Foreign exchange losses, net	129,946	53,014	32,160	—	25,917	282	38,200	(182,960)	—	96,559	101,559	282
Derivatives	44,432	(28,164)	(32,238)	—	(15,514)	—	(25,435)	(16,268)	—	(73,187)	(58,081)	—
Equity in earnings of associates	(15,931)	7,332	—	—	(3,339)	—	283,611	8,599	(279,605)	667	667	—
Equity in earnings of joint ventures	—	—	—	—	—	—	385,465	—	—	385,465	385,465	—
Income tax expense benefit	(77,376)	(206,361)	(141,975)	(7,839)	(7,665)	(27,677)	143,411	283,737	—	(41,745)	(14,068)	(27,677)

Profit (loss) for the period	318,395	489,814	267,955	75,822	47,485	54,371	306,491	(808,209)	(279,605)	472,519	463,054	72,961

Other selected data:
Depreciation and amortization	894,416	261,308	247,832	485	36,347	44,728	1,607	(1,155,724)	—	330,999	286,271	44,728
EBITDA	1,212,259	949,348	761,515	78,855	44,307	146,824	454,683	(2,161,607)	(279,605)	1,206,579	1,076,804	165,414
Additions to PP&E, intangible and biological assets (cash)	1,575,698	406,590	320,066	254	14,918	97,729	25,843	(1,982,288)	—	458,810	361,081	97,729

Reconciliation of EBITDA:
Profit (loss) for the period	318,395	489,814	267,955	75,822	47,485	54,371	306,491	(808,209)	(279,605)	472,519	463,054	72,961
Income tax and social contribution	77,376	206,361	141,975	7,839	7,665	27,677	(143,411)	(283,737)	—	41,745	14,068	27,677
Financial result, net	(77,928)	(8,135)	103,753	(5,291)	(47,190)	20,048	289,996	86,063	—	361,316	313,411	20,048
Depreciation and amortization	894,416	261,308	247,832	485	36,347	44,728	1,607	(1,155,724)	—	330,999	286,271	44,728

EBITDA	1,212,259	949,348	761,515	78,855	44,307	146,824	454,683	(2,161,607)	(279,605)	1,206,579	1,076,804	165,414

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	June 30, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log
Statement of financial position:
Cash and cash equivalents	3,751,457	133,182	1,306,547	1,119	93,451	508,474	622,356	(3,884,639)	—	2,531,947	2,020,616	508,474
Investment securities	—	—	—	191,487	—	534,429	—	—	—	725,916	191,487	534,429
Trade receivables	438,328	1,464,833	633,059	15,156	180,222	157,024	242	(1,903,161)	—	985,703	828,679	157,024
Derivative financial instruments	751,527	7,986	488,252	—	13,115	13,869	1,051,918	(759,513)	—	1,567,154	1,526,741	13,869
Inventories	1,372,773	1,451,604	131,136	—	201,197	106,790	61	(2,824,377)	—	439,184	332,394	106,790
Other current assets	1,564,595	626,904	84,460	54,580	40,842	461,756	232,661	(2,191,499)	(40,392)	833,907	400,891	461,756
Other non-current assets	2,836,151	2,661,375	252,651	19,594	(209,285)	2,715,086	1,963,351	(5,497,526)	(7,722)	4,733,675	2,018,581	2,715,086
Investment in associates	230,817	262,041	—	—	10,691	41,066	11,895,076	(492,858)	(11,769,195)	177,638	136,573	41,066
Investment in joint ventures	—	—	—	—	—	—	8,517,721	—	—	8,517,721	8,517,721	—
Biological assets	2,003,476	—	—	—	—	—	—	(2,003,476)	—	—	—	—
Investment property	—	—	—	2,643,211	—	—	—	—	—	2,643,211	2,643,211	—
Property, plant and equipment	10,171,547	2,432,634	—	2,224	221,651	8,813,863	148,983	(12,604,181)	—	9,186,721	372,858	8,813,863
Intangible assets and goodwill	3,278,282	4,285,945	8,598,206	708	803,954	7,801,373	7,201	(7,564,227)	—	17,211,442	9,410,069	7,801,373
Loans, borrowings and debenture	(10,786,372)	(1,459,528)	(3,364,292)	—	(341,074)	(7,965,805)	(4,875,068)	12,245,900	—	(16,546,239)	(8,221,860)	(7,965,805)
Trade payables	(690,156)	(755,329)	(1,156,369)	(799)	(152,646)	(701,835)	(3,989)	1,445,485	—	(2,015,638)	(1,313,803)	(701,835)
Derivative financial instruments	(122,738)	(41,834)	—	—	936	(25,618)	(623,042)	164,572	—	(647,724)	(622,106)	(25,618)
Employee benefits payable	(398,017)	(114,689)	(39,786)	(5,035)	(16,438)	(134,442)	(16,345)	512,706	—	(212,046)	(77,604)	(134,442)
Other current liabilities	(1,107,866)	(1,433,095)	(103,940)	(17,559)	(94,755)	(971,551)	(168,543)	2,540,961	38,919	(1,317,429)	(355,452)	(971,551)
Other non-current liabilities	(2,778,903)	(2,784,289)	(1,041,006)	(98,680)	(153,085)	(7,131,921)	(4,162,768)	5,563,192	9,194	(12,578,266)	(5,446,346)	(7,131,921)
Total assets (net of liabilities) allocated by segment	10,514,901	6,737,740	5,788,918	2,806,006	598,776	4,222,558	14,589,815	(17,252,641)	(11,769,196)	16,236,877	12,362,650	4,222,558

Total assets	26,398,953	13,326,504	11,494,311	2,928,079	1,355,838	21,153,730	24,439,570	(39,725,457)	(11,817,309)	49,554,219	28,399,821	21,153,730

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log
Statement of financial position:
Cash and cash equivalents	2,643,950	173,470	973,708	6,011	39,810	86,487	543,324	(2,817,420)	—	1,649,340	1,540,192	86,487
Investment securities	—	—	—	149,735	—	—	—	—	—	149,735	149,735	—
Trade receivables	620,300	1,920,778	605,483	22,214	194,486	42,685	241	(2,541,078)	—	865,109	822,424	42,685
Derivative financial instruments	542,102	28,378	335,058	—	(721)	—	556,241	(570,480)	—	890,578	880,366	—
Inventories	2,315,907	1,128,771	125,406	—	222,486	5,817	11	(3,444,678)	—	353,720	347,903	5,817
Other current assets	2,228,121	493,252	137,360	31,052	26,416	24,500	362,644	(2,721,373)	(64,839)	517,133	518,065	24,500
Other non-current assets	1,986,145	2,365,613	256,077	15,538	(184,670)	480,989	1,809,988	(4,351,758)	(6,610)	2,371,312	1,890,315	480,989
Investment in associates	209,205	256,729	—	—	16,032	—	11,916,471	(465,934)	(11,801,826)	130,677	130,678	—
Investment in joint ventures	—	—	—	—	—	—	8,404,503	—	—	8,404,503	8,404,503	—
Biological assets	1,828,304	—	—	—	—	—	—	(1,828,304)	—	—	—	—
Investment property	—	—	—	2,641,978	—	—	—	—	—	2,641,978	2,641,978	—
Property, plant and equipment	9,848,969	2,464,316	—	11,288	221,466	1,084,455	118,681	(12,313,285)	—	1,435,890	351,435	1,084,455
Intangible assets and goodwill	3,288,709	4,267,514	8,595,251	173	824,277	860,253	6,419	(7,556,223)	—	10,286,373	9,426,120	860,253
Loans, borrowings and debenture	(10,377,585)	(1,557,782)	(3,133,347)	—	(261,166)	(784,709)	(4,323,418)	11,935,367	—	(8,502,640)	(7,397,602)	(784,709)
Trade payables	(636,619)	(529,990)	(848,770)	(790)	(118,784)	(141,289)	(2,826)	1,166,609	—	(1,112,459)	(971,170)	(141,289)
Derivative financial instruments	(359,408)	(188,556)	(4,960)	—	—	—	(328,474)	547,964	—	(333,434)	(333,435)	—
Employee benefits payable	(252,219)	(66,799)	(58,955)	(5,336)	(15,437)	(19,302)	(21,387)	319,018	—	(120,417)	(101,115)	(19,302)
Other current liabilities	(776,208)	(1,896,387)	(118,021)	(20,783)	(100,853)	(89,787)	(402,204)	2,672,595	63,735	(667,913)	(602,788)	(89,787)
Other non-current liabilities	(2,687,911)	(2,263,528)	(992,028)	(93,552)	(193,082)	(221,851)	(3,977,389)	4,951,439	7,722	(5,470,180)	(5,248,327)	(221,851)
Total assets (net of liabilities) allocated by segment	10,421,762	6,595,779	5,872,262	2,757,528	670,260	1,328,248	14,662,826	(17,017,541)	(11,801,818)	13,489,306	12,449,278	1,328,248

Total assets	25,511,712	13,098,821	11,028,343	2,877,989	1,359,582	2,585,186	23,718,523	(38,610,533)	(11,873,275)	29,696,348	27,103,714	2,585,186

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	April 1, 2015 to	January 1, 2015	April 1, 2014 to	January 1, 2014
	June 30, 2015	to June 30, 2015	June 30, 2014	to June 30, 2014
Raízen Energia
Ethanol	940,503	2,566,987	879,319	2,200,596
Sugar	464,968	1,873,297	582,806	1,808,275
Cogeneration	172,052	184,738	174,986	202,252
Other	69,359	101,900	49,184	80,005
	1,646,882	4,726,922	1,686,295	4,291,128
Raízen Combustíveis
Fuels	14,793,885	28,855,395	13,684,833	26,695,789
	14,793,885	28,855,395	13,684,833	26,695,789
COMGÁS
Industrial	1,049,105	2,076,956	1,036,150	2,061,577
Residential	181,347	302,204	170,090	282,266
Construction revenue	103,343	193,724	117,463	235,104
Thermo generation	135,036	250,145	103,833	191,428
Cogeneration	72,128	138,100	64,174	128,008
Commercial	71,792	133,401	64,014	119,471
Automotive	50,014	95,051	49,957	96,754
Other	8,247	15,494	10,709	19,162
	1,671,012	3,205,075	1,616,390	3,133,770
Radar
Property sales	6,436	8,315	17,671	63,260
Land lease	16,519	33,505	15,682	31,808
Other	3,972	6,713	1,841	3,676
	26,927	48,533	35,194	98,744
Lubricants
Lubricants	363,725	702,393	335,299	654,487
Basic oil	56,704	94,158	64,168	110,191
Other	3,659	7,380	4,479	7,537
	424,088	803,931	403,946	772,215

Cosan's other business	—	—	(2)	51

IFRS 11 - Deconsolidated of
adjustments/eliminations joint
ventures and eliminations	(16,449,838)	(33,591,388)	(15,371,128)	(30,986,917)

Cosan Energia	2,112,956	4,048,468	2,055,528	4,004,780

Cosan Log
Logistics	1,167,748	1,323,774	137,793	292,739
Port handling	40,968	87,519	43,879	93,308
Other	11,569	14,604	8,809	12,368
	1,220,285	1,425,897	190,481	398,415

Total consolidated	3,333,241	5,474,365	2,246,009	4,403,195

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

5	Cash and cash equivalents

	June 30, 2015	December 31, 2014
Brazilian Reais
Cash and bank deposits	132,335	57,703
Short-term investments	2,277,478	1,496,620
	2,409,813	1,554,323

U.S. Dollars and Pound Sterling
Cash and bank deposits	122,134	95,017
	122,134	95,017

	2,531,947	1,649,340

Short-term investments are mainly comprised of exclusive funds as presented below:

	June 30, 2015	December 31, 2014
Exclusive funds
Repurchase agreements(i)	798,594	423,535
Bank certificate of deposits - CDB(ii)	202,271	87,646
	1,000,865	511,181

Bank investments
Repurchase agreements(i)	953,655	222,570
Bank certificate of deposits - CDB(ii)	322,958	762,869
	1,276,613	985,439

	2,277,478	1,496,620

(i)	These refer to purchases of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term.

(ii)	These refer mainly to Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions with original maturities of 90 days or less or for which there are no penalties or other restrictions for early redemption.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

6	Trade receivables

	June 30, 2015	December 31, 2014
Domestic - Brazilian Reais	1,154,888	1,369,013
Export - Foreign currency	16,487	25,323
Allowance for doubtful accounts	(64,816)	(48,235)

	1,106,559	1,346,101

Current	985,703	865,109
Non-current	120,856	480,992

7	Other trade receivables

	June 30, 2015	December 31, 2014
Receivable from ExxonMobil(i)	345,236	332,405
Receivable from sale of
discontinued operations(ii)	74,985	107,775
	420,221	440,180

Current	74,985	69,683
Non-current	345,236	370,497

(i)	The subsidiary Cosan Lubrificantes e Especialidades S.A. has a receivable from ExxonMobil related to tax debits included in the Brazilian Government's tax amnesty and refinancing program (“Refis IV”), which are the responsibility of ExxonMobil Brasil Holdings BV (“ExxonMobil”);

(ii)	Receivables from the sale of Cosan Alimentos S.A. to be received in October 2015 plus the CDI or SELIC indexed.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8	Related parties

a)	Receivables from and payables to related parties:

	June 30, 2015	December 31, 2014
Current assets
Commercial operations
Raízen Energia S.A.	35,480	23,229
Raízen Combustíveis S.A.	5,453	2,576
Aguassanta Participações S.A.	6,344	6,340
Other	4,501	556
	51,778	32,701

Corporate operation / Agreements
Raízen Energia S.A.	2,806	3,388
	2,806	3,388
Financial operations
Raízen Combustíveis S.A.	1,400	1,319
Rezende Barbosa Group	—	949
	1,400	2,268

	55,984	38,357

Non-current assets
Receivables under the
framework agreement
Raízen Energia S.A.	89,763	104,984
Raízen Combustíveis S.A.	—	15,126
	89,763	120,110
Financial operations
Rezende Barbosa Group	84,995	84,996
Other	11	4
	85,006	85,000
Corporate operation
Novvi Limited Liability Company	12,005	7,417
Tellus Brasil Participações Ltda.	10,562	—
Other	184	—
	22,751	7,417

	197,520	212,527

Total	253,504	250,884

Current liabilities
Commercial operations
Raízen Energia S.A.	19,617	25,926
Raízen Combustíveis S.A.	1,862	1,283
Shell Brazil Holding B.V.	—	3,820
Other	47	96
	21,526	31,125
Corporate operations / Agreements
Raízen Energia S.A.	78,757	94,892
Raízen Combustíveis S.A.	11,162	11,402
	89,919	106,294
Financial operations
Other	(219)	22
	(219)	22

Total	111,226	137,441

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions:

	April 1, 2015 to	January 1, 2015 to	April 1, 2014 to	January 1, 2014 to
	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2014
Sales of goods and services
Raízen Energia S.A.	42,596	138,337	51,240	133,861
Raízen Combustíveis S.A.	31,182	34,857	—	—
Other	127	127	1,058	1,072
	73,905	173,321	52,298	134,933
Purchase of goods / Inputs
Raízen Energia S.A.	(67)	(70)	(4)	(4)
Raízen Combustíveis S.A.	(1,751)	(1,764)	(354)	(719)
	(1,818)	(1,834)	(358)	(723)
Land lease
Raízen Energia S.A.	14,777	29,279	14,701	25,651
	14,777	29,279	14,701	25,651
Shared income (expense)
Aguassanta Participações S.A.	111	216	118	224
Raízen Energia S.A.	(10,674)	(21,342)	(3,373)	(6,892)
	(10,563)	(21,126)	(3,255)	(6,668)
Financial result
Raízen Energia S.A.	420	1,230	607	1,223
Rezende Barbosa Group	1	10	126	293
Aldwich Temple Venture Capital Ltd.	(27)	(108)	(64)	(130)
Other	(49)	(97)	74	126
	345	1,035	743	1,512

Total	76,646	180,675	64,129	154,705

c)	Officers’ and directors’ compensation

	April 1, 2015 to	January 1, 2015 to	April 1, 2014 to	January 1, 2014 to
	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2014
Regular compensation	6,655	20,870	7,939	14,884
Stock option expense	2,930	5,859	2,563	5,126
Bonuses and other variable compensation	24,908	33,060	18,124	24,470

	34,493	59,789	28,626	44,480

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

9	Investment in associates

a)	Information in associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A.	Novvi Limited Liability Company	Janus Brasil Participações S.A.	Vertical UK LLP	Other	Total
Shares issued by the associate	65,957,282	200,002	1,364,827	—	—
Shares held by Cosan	33,638,214	100,001	689,685	—	—
Cosan ownership interest	51.00%	50.00%	51.00%	50.00%	—

Equity in earnings (losses) of
associates at June 30, 2014	4,028	(3,339)	—	1,057	(1,079)	667

At December 31, 2014	94,417	14,522	13,063	6,512	2,163	130,677
Equity in earnings (losses) of associates	5,986	(7,081)	146	(1,630)	(399)	(2,978)
Other comprehensive income (losses)	(429)	3,765	—	—	—	3,336
Business combination	—	—	—	—	41,285	41,285
Capital increase	(5,333)	—	11,907	—	5	6,579
Other	(568)	—	—	—	(693)	(1,261)

At June 30, 2015	94,073	11,206	25,116	4,882	42,361	177,638

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio S.A.	Companhia de Gás de São Paulo - "COMGÁS"	Cosan Logística S.A.	Rumo Logística Operadora Multimodal S.A.	Logispot Armazéns Gerais S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Total
Shares issued by investee	407,214,353	121,870,985	405,856,814	299,015,898	2,040,816	21,148,989	830,690,258	—
Shares held by non-controlling shareholders	153,511,030	47,909,318	152,153,491	220,507,722	1,000,000	17,147,822	290,710,861	—
Non-controlling interest	37.49%	39.31%	36.73%	73.74%	49.00%	81.08%	35.00%	—

Equity in earnings (losses) at June 30, 2014	—	106,024	—	13,685	(370)	25,744	17,232	(5,163)	157,152

At December 31, 2014	3,653,052	2,111,578	(106)	323,636	37,066	1,680,612	337,743	(498,832)	7,644,749
Equity in earnings (losses)	2,161	88,747	6,867	28,186	(1,101)	26,609	3,615	—	155,084
Other comprehensive income	11,265	—	434	3,298	—	2,447	214	—	17,658
Dividends	(48,041)	(121,511)	—	(69,213)	—	—	—	—	(238,765)
Business combinations	—	—	70,911	2,760,558	—	—	—	—	2,831,469
Other	2,056	—	(15,551)	(18,105)	—	—	—	—	(31,600)

At June 30, 2015	3,620,493	2,078,814	62,555	3,028,360	35,965	1,709,668	341,572	(498,832)	10,378,595

c)	Information of the subsidiaries

The subsidiary COMGÁS is currently going through a tariff cycle revision process. The completion date of COMGÁS 2014-2019 cycle revision process, which was predicted to occur initially at the end of May 2014, was postponed to the end of May 2015 by ARSESP by means of Decisions no. 494, of May 27, 2014, and no. 533, of December 10, 2014. COMGÁS is a waiting for information from ARSESP regarding the next tariff revision process stages.

On June 30, 2015, the subsidiary COMGÁS has a regulatory unrecognized accounts receivable in the amount of R$ 211,178 (R$ 242,654 on December 31, 2014) related to differences between the actual cost of gas incurred, paid by COMGÁS and the cost of gas included and charged to customers in accordance with tariff structure defined by ARSESP. During the quarter, the net movement in the cost of gas was R$ 31,476 and the update by the Selic rate was R$ 14,111.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

10	Investment in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by investee	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

Equity in earnings of
joint ventures at June 30, 2014	218,491	166,974	385,465

At December 31, 2014	3,218,466	5,186,037	8,404,503
Equity in earnings of joint ventures	256,649	(8,604)	248,045
Other comprehensive income	—	55,173	55,173
Dividends	(190,000)	—	(190,000)

At June 30, 2015	3,285,115	5,232,606	8,517,721

A summary of the statement of financial position and the statement of profit or loss of the joint ventures are disclosed in Note 4, Operating segments.

The cash flows and other comprehensive income of the joint ventures are summarized below:

	Raízen Energia S.A.		Raízen Combustíveis S.A.
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash flows
Operating activities	3,071,347	1,358,778	958,959	439,974
Investing activities	(1,204,282)	(1,564,406)	(66,250)	69,933
Financing activities	(715,507)	675,046	(681,080)	(511,308)

Increase (decrease) in
cash and cash equivalents	1,151,558	469,418	211,629	(1,401)

Other comprehensive income	91,141	237,915	533,528	489,465

11	Assets held for sale and investment property

	Investment property	Assets held for sale	Total
At December 31, 2014	2,641,978	25,089	2,667,067
Change in fair value	25,597	(2,435)	23,162
Transfers	(18,364)	27,342	8,978
Disposals	(6,000)	(7,268)	(13,268)

At June 30, 2015	2,643,211	42,728	2,685,939

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2014	514,857	450,089	519,993	—	255,317	37,602	1,777,858
Additions	23,896	4,158	143,453	119,801	347,272	47,841	686,421
Disposals	—	(609)	(251)	(1,939)	—	(15,956)	(18,755)
Transfers	8,770	26,216	—	(47,603)	(57,256)	78,855	8,982
Business combination (Note 3)	252,487	82,664	2,946,849	3,409,109	—	533,938	7,225,047
At June 30, 2015	800,010	562,518	3,610,044	3,479,368	545,333	682,280	9,679,553

Depreciation
At December 31, 2014	(103,615)	(165,904)	(55,688)	—	—	(16,761)	(341,968)
Additions	(11,982)	(22,522)	(82,239)	(33,206)	—	(8,721)	(158,670)
Disposals	—	84	—	—	—	3	87
Transfers	7,429	273	—	—	—	17	7,719
At June 30, 2015	(108,168)	(188,069)	(137,927)	(33,206)	—	(25,462)	(492,832)

At December 31, 2014	411,242	284,185	464,305	—	255,317	20,841	1,435,890
At June 30, 2015	691,842	374,449	3,472,117	3,446,162	545,333	656,818	9,186,721

Capitalization of borrowing costs

Capitalized borrowing costs for the six months period ended June 30, 2015 amounted to R$ 27,280 (R$ 3,500 for the six months period ended June 30, 2014). The weighted average interest rate used to capitalize interest on the balance of construction in progress, was 5.58% p.a. for the six months period ended June 30, 2015 (5.51% p.a. for June 30, 2014).

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

13	Intangible assets

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2014	703,956	8,790,010	898,520	252,474	862,324	228,097	11,735,381
Additions	—	198,127	—	—	42,050	10,268	250,445
Disposals	—	(7,066)	(493,907)	—	(3,074)	—	(504,047)
Transfers(i)	—	(31)	—	—	31	12,452	12,452
Business combination (Note 3)	—	7,403,519	—	—	—	79,713	7,483,232
At June 30, 2015	703,956	16,384,559	404,613	252,474	901,331	330,530	18,977,463

Depreciation
At December 31, 2014	—	(636,730)	(142,833)	(136,962)	(425,282)	(107,201)	(1,449,008)
Additions	—	(188,946)	(22,791)	(11,414)	(77,779)	(22,462)	(323,392)
Disposals	—	5,058	—	—	1,307	—	6,365
Transfers(i)	—	—	—	—	—	14	14
At June 30, 2015	—	(820,618)	(165,624)	(148,376)	(501,754)	(129,649)	(1,766,021)

At December 31, 2014	703,956	8,153,280	755,687	115,512	437,042	120,896	10,286,373
At June 30, 2015	703,956	15,563,941	238,989	104,098	399,577	200,881	17,211,442

(i) The balance of transfers relates to amounts reclassified from property, plant and equipment and investment property.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs for the six month period ended June 30, 2015, amounted to R$ 9,383 (R$ 10,441 for June 30, 2014). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 10.40% p.a. for the six months period ended June 30, 2015 (10.19% p.a. for June 30, 2014).

Intangible assets (excluding goodwill)	Annual rate of amortization - %	June 30, 2015	December 31, 2014
Gas distribution concession - COMGÁS(i)	Concession term	8,187,959	8,153,279
Concession rights - Rumo(ii)	Concession term	7,375,982	—
		15,563,941	8,153,279

Improvements to public rail concessions(iii)	Concession term	—	505,237
Operating license for port terminal(iv)	4.00	238,989	250,450
		238,989	755,687
Trademarks
Mobil	10.00	79,894	91,308
Comma	—	24,204	24,204
		104,098	115,512
Relationships with customers
COMGÁS	20.00	345,312	375,119
Lubricants	6.00	54,265	61,923
		399,577	437,042
Other
Software licenses	20.00	101,194	83,889
Other	15.00	99,687	37,008
		200,881	120,897

Total		16,507,486	9,582,417

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets. The amortization term is 39 years (the remaining concession period, plus extension);

(ii)	Refers to the concession right agreement of ALL Malha Norte, which will be amortized until the end of the concession, in 2079;

(iii)	Refers to improvements made to the Federal Government rail under concession and operated by ALL until March 31, 2015, when ALL was acquired by the Rumo; and

(iv)	Port operating license and customer relationships of Rumo, from the business combinations.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Impairment testing of cash-generating units containing goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During the six month periods ended June 30, 2015, no impairment indicator was identified that would trigger the need for an impairment test.

14	Loans, borrowings and debentures

	Interest
Description(i)	Index(ii)	Annual interest(iii)	June 30, 2015	December 31, 2014	Matures
Loan and borrowings
BNDES	Selic	15.7%	306,171	274,000	Oct-2020
	TJ462	8.8%	888,701	834,565	Oct-2020
	TJLP	8.46%	2,519,411	288,209	Jun-2029
EIB	US$ + LIBOR	2.06%	783,411	691,463	Sep-2021
FINAME	URTJLP	7.98%	651,257	457,570	Jul-2023
	Fixed	4.42%	664,011	307,230	Dec-2024
FINEM	Fixed	3.5%	3,428	3,420	Jan-2024
	IPCA	16.72%	3,836	3,483	Nov-2021
	URTJLP	7.66%	13,322	13,231	Jan-2022
FINEP	Fixed	5,00%	151,062	165,032	Nov-2020
Foreign loans	LIBOR Sterling	3.93%	263,781	224,047	Dec-2019
FRN	US$	2.63%	168,219	—	Jan-2017
NCC	105.9% of CDI	14.44%	5,696	—	Jul-2015
NCE	TJLP	12.84%	123,019	—	Jul-2015
	109% of CDI	14.87%	307,841	—	Sep-2018
	112% of CDI	15.28%	401,197	—	Oct-2018
Perpetual Notes	US$	8.25%	1,570,796	1,344,760	—
Resolution 4131	US$	2.74%	252,976	29,338	Feb-2017
	US$ + LIBOR	1.63%	307,678	266,006	Nov-2015
	US$ + LIBOR	2.11%	542,514	466,494	Mar-2018
Senior Notes Due 2018	Fixed	9.5%	875,090	874,494	Mar-2018
Senior Notes Due 2023	US$	5.00%	1,611,867	1,352,796	Mar-2023
Trade banks	260.1% of CDI	35.48%	5,778	—	Jun-2016
	107.5% of CDI	14.66%	70,537	—	Jul-2015
	CDI + 1.25 p.a.	15.06%	110,408	—	Sep-2015
Working capital	CDI + 1.43%	15.27%	91,318	85,628	Sep-2016
	CDI + 1.20%	15.00%	108,143	101,515	Oct-2017
	US$ + LIBOR	4.18%	159,113	133,185	Sep-2016
Other		—	3,146	7,559	—
			12,963,727	7,924,025

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Debentures
Convertible debentures	URTJLP	8.1%	64,463	—	Jun-2016
Non-convertible debentures	% of net revenue	—	27,488	—	Jun-2016
	Fixed	10.1%	161,103	—	Oct-2020
	Fixed rate + IPCA	14.74%	480,675	447,386	Sep-2020
	108% of CDI	14.73%	521,016	—	Jul-2018
	CDI+1.3% p.a.	15.12%	768,786	—	Oct-2017
	CDI	15.97%	1,427,172	—	Apr-2018
	CDI	14.66%	131,809	131,229	Sep-2019
			3,582,512	578,615

Total			16,546,239	8,502,640

Current			2,353,182	1,056,353
Non-current			14,193,057	7,446,287

(i)	Loans and borrowings are guaranteed by promissory notes and endorsements of the Company and controlling shareholders, besides other guarantees, such as: (i) credit rights originated from the expansion contracts of the logistic segment and gas distribution (BNDES), (ii) underlying assets (property, plant and equipment and intangible assets) being financed (FINAME) in an amount of R$ 3,290,251 (R$ 1,738,661 on December 31, 2014);

(ii)	TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index;

(iii)	As at June 30, 2015, unless otherwise indicated.

Debentures

On April 29, 2015, Rumo concluded the placement of the third tranche of non-convertible debentures, indivisible, at a par value totaling R$ 1,427,172. The maturity of which is April, 2018.

Changes in loans, borrowings and debentures:

At December 31, 2014	8,502,640
Acquisition	2,382,655
Monetary and exchange variations	1,363,982
Payment	(2,354,254)
Business combination	6,639,223
Other	11,993

At June 30, 2015	16,546,239

Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans, financing and debentures agreements in relation to certain financial and non-financial indicators.

Financial covenants are required to be calculated on an annual basis, at the end of each fiscal year.

As at June 30, 2015, Cosan, its subsidiaries and jointly-controlled entities were in compliance with all financial covenants.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

15	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	Less than one year	Between one and five years	More than five years	Total
Future minimum
lease payments	689,161	1,213,051	528,555	2,430,767
Interests	(245,728)	(104,999)	(286,280)	(637,007)

Present value of
minimum lease payments	443,433	1,108,052	242,275	1,793,760

Current				443,433
Non-current				1,350,327

Leases have various expiration dates, the last maturing in June 2022. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Operating leases

i)	Leases as lessee

As of June 30, 2015, the future minimum lease payments under non-cancellable leases were agreements are as follows:

	June 30, 2015
	COMGÁS	Cosan Log
Future minimum
lease payments
Less than one year	3,436	17,298
Between one and five years	4,921	14,970
More than five years	—	3,224
	8,357	35,492
Amounts recognized in
profit or loss	(2,303)	(2,121)

COMGÁS rents properties through 15 lease contracts. The lease terms are for a period of one to six years, and the majority of lease agreements are renewable at the end of the lease period at market rates.

The rentals are recognized as expenses on a straight-line basis over the life of the respective agreement.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16	Leases and concessions

Rumo, through its subsidiary ALL, recognizes their expenses related to operating lease and concession agreements on a straight-line basis during the term of the concession period. The amount recognized in non-current liabilities refers to the amounts that have not been paid due to discussions in court about agreement conditions and/or portions allocated during the grace period.

The amount of leases and concessions payable refers to the updated concession amount, net of payments made up to the balance sheet date:

	Payables	Court Discussion	At June 30, 2015
Leases	39,848	1,904,332	1,944,180
Concessions	49,870	55,497	105,367

	89,718	1,959,829	2,049,547

Current			19,300
Non-current			2,030,247

Court Discussion

Rumo, through its subsidiary ALL, is challenging in court the economic and financial imbalance of the Lease and Concession Agreements.

In May 2005, the company filed a note in the 20th Federal Court of Rio de Janeiro, questioning the economic and financial imbalance of the Lease and Concession Agreements, due to the high disbursement incurred by the Company for the payment of labor judicial proceedings and other costs involved, which are of the Rede Ferroviária Federal S.A responsibility.

ALL Malha Paulista required an specialized expertise in order to determine the new value for the lease and concession installments, as well as a review of the payment of due and falling due installments until the effective expertise inspection for determination of the adequate value. In July 2005, the request was granted. In September 2005, the request was revoked by the Federal Court of Rio de Janeiro. The action still has no judgment and awaits the conclusion of the expert examination. The value related to the lease installments was being deposited in court until September 2007, when the Company obtained a judicial authorization to replace the judicial deposits for a banking guarantee letter. The management, supported by the opinion of its lawyers, assesses the chances of success as probable, but keeps the debt registry because it is a legal obligation.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

ALL Malha Oeste is claiming the reestablishment of the economic-financial balance, as an imbalance was caused due to the cancellation of transportation agreements existing at the moment of the privatization representing a change in the regulatory environment and conditions set forth in the Notice of the Privatization - further growth forecasts that defined the value of the deal was not materialized. The lawsuit has been discussed by 16th Federal Court of Rio de Janeiro. The amount related to overdue installments of the Company was having guaranteed by purchasing of government securities. In March 2008 the Company was authorized to replace the guarantee by bank pledge and, in May 2008 the Company redeemed the values. In December 2014 the court recognized the occurrence of economic and financial imbalance of contracts, remaining the definition of skill to determine the amount of imbalance and related aspects.

Management, supported by the opinion of its lawyers, assesses the chances of success as probable, but keeps the debt registry because it is a legal obligation not definitively decided yet in favor of the Company.

Judicial deposits on June 30, 2015 concerning the above claims total:

ALL Malha Paulista	115,365
ALL Malha Oeste	17,299

132,664

17	Trade payables

	June 30, 2015	December 31, 2014
Natural gas suppliers	1,360,903	1,043,997
Judicial deposits(i)	(294,976)	(294,976)
Materials and service suppliers	950,821	363,438
	2,016,748	1,112,459

Current	2,015,638	1,112,459
Non-current	1,110	-

(i)	The contracts for the supply of natural gas have their composite price built in two parts: a part that is indexed according to a basket of fuel oil in the international market and readjusted quarterly; and another part that is readjusted annually based on the domestic and/or American inflation. The cost of gas is practiced in R$/m³, and the Bolivian gas is calculated at US$/MMBTU, with correction by the monthly exchange rate variation.

In February 25, 2014, COMGÁS obtained a preliminary injunction against Petrobrás, which assured the Company the right to provide a deposit of the controversial monthly value due to Petrobrás, corresponding to the difference in prices between (i) the price in the TCQ Contract for the Supply of Gas signed between COMGÁS and Petrobrás and (ii) the price under the Firm Contract signed between Petrobrás and Gás Brasiliano Distribuidora S.A. , whereas the obligation of equality assumed before the Petrobrás Group with the State Regulatory Agency - ARSESP. Initially, the security was provided by bank deposits which, subsequently, after the preliminary injunction was granted by the STJ in November 06, 2014, were replaced by a letter of guarantee issued by a first-tier financial institution.

Therefore, the controversial values calculated based on the supply of gas from January to September 2014 were assured in a court decision upon a judicial deposit and the controversial values calculated found as of the supply of gas from October 2014 to June 2015 began to be secured by a bank surety. The guaranteed value in the judicial deposit is R$ 294,976 and the guaranteed value through surety is of R$ 475,487.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

18	Other taxes payable

	June 30, 2015	December 31, 2014
Tax Amnesty and
Refinancing Program - REFIS(i)	560,661	524,703
ICMS - State VAT	85,785	67,777
COFINS - Revenue tax	20,642	18,702
INSS - Social security	5,222	2,739
PIS - Revenue tax	4,460	2,511
Other	25,521	25,874
	702,291	642,306

Current	170,336	307,741
Non-current	531,955	334,565

(i)	Comprises mainly refinancing of federal taxes liability related to ExxonMobil Brazil Holdings BV ("ExxonMobil").

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

19	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	April 1, 2015 to	January 1, 2015 to	April 1, 2014 to	January 1, 2014 to
	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2014
Profit before taxes	232,007	178,042	165,518	514,264
Income tax and social
contribution at nominal rate (34%)	(78,882)	(60,535)	(56,276)	(174,850)

Adjustments to reconcile
nominal to effective tax rate
Equity method investments
(non-taxable income)	31,256	83,323	55,873	131,285
Differences in tax rates on entities under
Brazilian presumed profits tax regime	4,784	11,144	24,354	20,606
Tax profit of the activity (operating income)	9,096	9,096	—	—
Non-deductible expenses
(donations, gifts, etc.)	1,044	(11,219)	(1,818)	(3,535)
Amortized goodwill	464	464	—	—
Judicial demand related to income tax	—	—	—	13,839
Interest on capital (net received)	—	(6,120)	—	(6,970)
Stock options	(996)	(1,992)	(871)	(1,743)
Differences in tax rates on
earnings / losses of overseas companies	(19,727)	3,647	(2,761)	(16,794)
Tax losses carryfoward not recorded	(27,348)	(27,422)	(732)	(1,406)
Other	(2,691)	(3,696)	47	(2,177)

Income tax and social contribution
benefit (expense) - current and deferred	(83,000)	(3,309)	17,816	(41,745)

Effective rate - %	35.77	1.86	-10.76	8.12

b)	Deferred income tax assets and liabilities

	June 30, 2015				December 31, 2014
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	6,082,034	1,520,509	—	1,520,509	319,168
Social contribution tax loss carry forwards	6,116,638	—	550,497	550,497	116,578

Temporary differences
Foreign currency losses	1,612,387	403,097	145,115	548,212	303,488
Tax deductible goodwill	695,331	173,833	62,580	236,413	298,102
Provision for judicial demands	770,799	192,700	69,372	262,072	183,714
Allowance for doubtful accounts	334,636	83,659	30,117	113,776	53,385
Profit sharing	54,342	13,585	4,891	18,476	11,345
Expenses tax deferred	175,859	43,965	15,827	59,792	—
(-) Credits without estimated realization	(3,676,806)	(919,201)	(330,913)	(1,250,114)	—
Unrealized gains on derivatives instruments	(743,607)	(185,902)	(66,925)	(252,827)	(126,351)
Unrealized gain on sale of investments	(35,653)	(8,913)	(3,209)	(12,122)	(18,772)

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Impairment	954,347	238,587	85,891	324,478	—
Other temporary differences	334,747	83,687	30,127	113,814	(33,391)
Property, plant and equipment	(148,816)	(37,204)	(13,393)	(50,597)	(41,669)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,036)
Unrealized gains on investment properties	(2,429,828)	(48,597)	(26,242)	(74,839)	(74,801)
Assets held for sale	(42,729)	(855)	(461)	(1,316)	(773)
Concession contract	46,468	11,617	4,182	15,799	15,057
Regulatory asset	242,654	60,664	21,839	82,503	82,503
Gains or losses on actuarial liabilities	267,067	66,767	24,036	90,803	87,594
Business combination - Property,
plant and equipment	830,224	207,556	74,720	282,276	(36,594)
Business combination - Intangible assets	(11,398,677)	(2,849,669)	(1,025,881)	(3,875,550)	(1,390,752)
Business combination - Other
fair value adjustments	(135,842)	(33,961)	(12,226)	(46,187)	(24,513)
Other	(200,051)	(50,013)	(18,006)	(68,019)	(113,392)
Total net liability		(1,868,675)	(678,513)	(2,547,188)	(1,525,110)

Deferred income tax - Assets				1,602,619	214,164
Deferred income tax - Liabilities				(4,149,807)	(1,739,274)

Total net deferred taxes				(2,547,188)	(1,525,110)

c)	Changes in deferred income taxes, net:

At December 31, 2014 – Net deferred tax liability	(1,525,110)
Recorded through income	117,382
Recorded through other comprehensive income	(2,073)
Business combinations (Note 3)	(1,135,203)
Other	(2,184)

At June 30, 2015 - Net deferred tax liability	(2,547,188)

20	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Tax	440,935	343,038	352,210	319,444
Civil	254,204	139,268	210,499	48,445
Labor	553,293	175,473	194,322	50,496

	1,248,432	657,779	757,031	418,385

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Changes in provision for legal proceedings:

	Tax	Civil	Labor	Total
At December 31, 2014	343,038	139,268	175,473	657,779
Accruals	10,622	10,086	23,599	44,307
Write-off / Reversals	(2,788)	(13,040)	(34,765)	(50,593)
Transfers	6,850	(6,850)	—	—
Business combinations (Note 3)	70,124	105,153	378,992	554,269
Indexation and interest charges	13,089	19,587	9,994	42,670

At June 30, 2015	440,935	254,204	553,293	1,248,432

Judicial claims deemed to be probable losses, fully accrued

a)	Tax claims

	June 30, 2015	December 31, 2014
Compensation with FINSOCIAL	247,874	241,739
INSS - Social security	54,971	47,449
State VAT - ICMS credits	77,438	24,231
Tax on services	9,273	—
PIS e COFINS	6,535	—
Other	44,844	29,619

	440,935	343,038

b)	Civil and environmental

The Company and its subsidiaries are party in a number of civil and legal claims related to (i) indemnification for material and moral damages, (ii) public civil claims related to burning of sugarcane stubble, and (iii) environmental matters.

The Company and its subsidiaries are also defendants in a number of labor claims filed by former employees and service providers challenging, among other things, unpaid overtime, night shift premiums and risk premiums, employment guarantees, and the reimbursement of withholdings from payroll such as social contributions and trade union charges.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Judicial claims deemed as possible losses, and therefore not accrued

a)	Tax claims

	June 30, 2015	December 31, 2014
ICMS - State VAT	1,775,736	1,572,934
Foreign financial operation(i)	871,847	—
PIS and COFINS - Revenue taxes	865,424	680,065
Federal income taxes	757,732	751,495
IRRF - Withholding tax	757,400	656,087
INSS - Social security and other	596,448	530,223
IPI - Excise tax credit - NT	475,014	441,707
Goodwill ALL S.A.(ii)	426,763	—
Penalties related to tax positions	174,075	—
Compensation with IPI - IN 67/98	121,016	118,865
MP 470 - Tax installments(iii)	97,439	—
Intermodal	73,605	—
Stock option	56,099	—
Other	910,801	648,850

	7,959,399	5,400,226

(i)	The Brazilian Tax Authority assessed ALL Malha Sul arguing that the interest expense on financial investments abroad and loans would not be deductible. In addition, notice of violation was issued questioning the non-taxation by PIS and COFINS on hedge transactions. The chance of loss is considered possible, since: a) the financial investments were made with countries on which Brazil has treaty providing for the non-taxation; b) the incidence of PIS and COFINS on hedging transactions was rejected by decree dated 2005. The amount on June 30, 2015 is R$ 871,847, already reduced by R$ 400,665 based on partially favorable decisions rendered so far which is still subject to appeal by the Tax Authorities.

(ii)	Tax assessments issued by the Brazilian Tax Authority in 2011 and 2013 against ALL Holding concerning: a) Amortization expense disallowance based on future profitability, as well as financial expenses; b) non-taxation of supposed capital gain on disposal of equity interest in a company of the same group. The chance of loss is considered possible and the amount at June 30, 2015 is R$ 426,763, already reduced by R$ 315,047 based on favorable decisions rendered to date at the administrative level, which is still subject to appeal by Tax Authorities.

(iii)	The Brazilian Tax Authority partially rejected the installment requests for federal tax debts made by ALL Malha Sul and the ALL Intermodal, arguing that the tax losses offered by the companies were not sufficient to discharge of their debts. The probability of loss is considered possible, since the losses pointed existed and were available for such use. The updated amount of loss on June 30, 2015 is R$ 97,439.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Civil and labor

The civil and labor claims for which unfavorable outcomes are deemed possible are as follow:

	June 30, 2015	December 31, 2014
Civil	1,067,319	1,118,151
Labor	737,999	391,992

	1,805,318	1,510,143

21	Preferred shareholders payable in subsidiaries

On June 27, 2014, Cosan S.A. transferred to a newly-incorporated wholly-owned subsidiary, Cosan Investimentos e Participações S.A., its shares in Raízen Energia S.A. and Raízen Combustíveis S.A. in addition to a debenture Cosan S.A. had issued and placed with Banco Bradesco S.A.. The net assets transferred at that date totaled R$ 1,979,519.

Concurrently, also on June 27, 2014, Cosan S.A. executed an Investment Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial”) and with Razac Fundo de Investimentos em Participações (“FIP Razac”). FIP Multisetorial and FIP Razac are funds owned by Banco Bradesco BBI S.A and Citibank Distribuidora de Títulos e Valores Mobiliários S.A., respectively. Pursuant to this agreement, FIP Multisetorial and FIP Razac subscribed and paid-in R$ 2,000,000 of non-voting preferred shares issued by Cosan Investimentos e Participações S.A.. These preferred shares will be remunerated based on a formula designed to provide a return over 15 year’s equivalent to the CDI rate. In the event the accumulated remuneration falls short of the minimum amount prescribed in the formula, as at April 30, 2021, the preferred shareholders will have a put against Cosan S.A. for an amount equivalent to the value of the initial investment plus interest based on the CDI less any CDI-indexed dividends paid.

The investment in the net assets of the joint ventures, Raízen Energia S.A. and Raízen Combustíveis S.A., continue to be accounted for on the equity method without affecting the Company’s 50% interest in the results of each venture. The transaction underlying the Investment Agreement has been classified as a non-current financial liability in Cosan´s and Cosan S.A.´s balance sheet and the statement of profit or loss reflects the CDI equivalent dividends classified as financial expenses.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22	Stockholders’ Equity

a)	Share capital

As of June 30, 2015, Cosan Limited’s share capital is composed of the following:

Shareholders - Common shares	Class A and / or BDRs	%	Class B1 shares	%
Queluz Holding Limited	7,758,116	4.45	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31.15
Gávea Funds	21,167,463	12.14	—	—
MSOR Participações S.A.	1,811,250	1.04	—	—
Usina Bom Jesus S.A.	255,000	0.15	—	—
FIA Rio das Pedras	16,000	0.01	—	—
Other	137,351,010	78.78	—	—

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	—	—

Total	174,355,341	100.00	96,332,044	100.00

There have been no changes to the number of shares issued during the periods presented.

Class B1 shares entitle the holder to 10 votes per share whereas Class A and BDRs’ shares are entitled to one vote per share.

b)	Treasury shares

The Company holds 5,996,502 Class A treasury shares as of June 30, 2015 and December 31, 2014 with a market value of US$ 6.16 per share at June 30, 2015 (US$ 7.75 per share at December 31, 2014).

c)	Other comprehensive (loss) income

	December 31, 2014	Comprehensive (loss) income	June 30, 2015
Foreign currency translation differences	(298,446)	(67,037)	(365,483)
Gain (loss) on cash flow
hedge in joint ventures and subsidiaries	(10,574)	56,154	45,580
Revaluation of investment properties
reclassified from property, plant and equipment	190,735	—	190,735
Actuarial gain on defined benefit plan	47,104	—	47,104
Changes in fair value of
available for sale securities, net	(1,467)	3,299	1,832

Total	(72,648)	(7,584)	(80,232)

Attributable to:
Owners of the Company	(165,618)	(25,242)	(190,860)
Non-controlling interests	92,970	17,658	110,628

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2013	Comprehensive (loss) income	June 30, 2014
Foreign currency translation differences	(223,038)	3,164	(219,874)
Gain (loss) on cash
flow hedge in joint ventures and subsidiaries	43,384	(27,311)	16,073
Revaluation of investment properties
reclassified from property, plant and equipment	190,735	—	190,735
Actuarial gain (loss) on defined benefit plan	16,092	(935)	15,157
Changes in fair value of
available for sale securities, net	(7,480)	1,681	(5,799)

Total	19,693	(23,401)	(3,708)

Attributable to:
Owners of the Company	(84,887)	(9,336)	(94,223)
Non-controlling interests	104,580	(14,065)	90,515

23	Earnings per share

	April 1, 2015 to		January 1, 2015 to		April 1, 2014 to		January 1, 2014 to
	June 30, 2015		June 30, 2015		June 30, 2014		June 30, 2014
Numerator
Profit from continuing operations
attributable to owners of the Parent
Basic		7,123		16,663		38,748		179,553
Dilutive effect of subsidiary's
stock option plan		(71)		(7)		(8,446)		(29,217)
Dilutive effect of put option		(15,601)		(15,601)		(15,601)		(15,601)
Diluted		(8,549)		1,055		14,701		134,735

Loss from discontinued operations
attributable to owners of the Parent
Basic		(595)		(595)		—		—
Dilutive effect of subsidiary's
stock option plan		—		—		—		—
Diluted		(595)		(595)		—		—

Denominator
Weighted average number
of shares outstanding		264,690,883		264,690,883		264,690,883		264,690,883

Basic earnings per share
Continuing operations	R$	0.03	R$	0.06	R$	0.15	R$	0.68
Discontinued operations	R$	(0.00)	R$	0.00	R$	0.00	R$	0.00
	R$	0.03	R$	0.06	R$	0.15	R$	0.68

Diluted (loss) earnings per share
Continuing operations	R$	(0.03)	R$	0.00	R$	0.06	R$	0.51
Discontinued operations	R$	(0.00)	R$	(0.00)	R$	0.00	R$	0.00
	R$	(0.03)	R$	0.00	R$	0.06	R$	0.51

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

24	Financial results, net

	April 1, 2015 to	January 1, 2015 to	April 1, 2014 to	January 1, 2014 to
	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2014
Financial expense
Interest on loans	(375,532)	(531,043)	(200,087)	(385,129)
Interest expense	(104,883)	(183,963)	(32,448)	(3,114)
Indexation expenses	(76,427)	(112,268)	(13,444)	(30,630)
Bank fees	(70,177)	(91,357)	(76,015)	(88,586)
Leases	(22,217)	(22,217)	—	—
	(649,236)	(940,848)	(321,994)	(507,459)
Financial income
Income from short term investments	92,968	141,844	34,176	64,391
Interest income	16,554	31,935	35,186	51,393
Indexation income	12,434	17,968	5,058	6,987
	121,956	191,747	74,420	122,771

Foreign exchange effects, net	98,078	(493,756)	20,822	96,559

Derivative income (losses)
Foreign exchange and
interest rate derivatives	(179,704)	375,528	(12,106)	(73,187)
	(179,704)	375,528	(12,106)	(73,187)

	(608,906)	(867,329)	(238,858)	(361,316)

25	Other income (expenses), net

	April 1, 2015 to	January 1, 2015 to	April 1, 2014 to	January 1, 2014 to
	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2014
Gain on pre-existing relationship before negotiations for the business combinations	29,838	29,838	—	—
Changes in the fair value of investment properties	8,842	23,162	67,904	44,983
Rental income	1,958	2,129	181	348
Loss on disposal of non-current assets	(1,377)	(2,659)	(2,754)	(4,806)
Provisions for legal proceedings	(10,024)	(19,224)	(7,790)	(26,230)
Cost related to internal organization and prospective acquisitions(i)	(2,816)	(106,660)	(124,212)	(124,212)
Other	11,498	12,010	474	10,928

	37,919	(61,404)	(66,197)	(98,989)

(i)	Refers to costs incurred by the Company with lawyers, consultants, business advisors and other related services for certain reorganizations and prospective acquisitions.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

26	Financial instruments

The carrying amount of financial assets and financial liabilities are as follows:

	June 30, 2015	December 31, 2014
Assets
Fair value through profit or loss
Cash and cash equivalents	2,531,947	1,649,340
Investment securities	874,242	149,735
Derivate financial instruments	1,567,154	890,578
	4,973,343	2,689,653
Loans and receivables
Trade receivables	1,106,559	1,346,101
Related parties	258,566	250,884
Dividends receivable	47,352	36,130
Other receivables	420,221	440,180
	1,832,698	2,073,295

Total	6,806,041	4,762,948

Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	12,398,899	5,991,887
Leases	1,793,760	—
Trade payables	2,016,748	1,112,459
Related parties	116,288	137,441
Contingent consideration - Earn out	128,616	186,649
Dividends payable	18,363	33,354
Tax installments - REFIS	560,661	524,703
Preferred shareholders payable in subsidiaries	2,050,181	1,926,888
	19,083,516	9,913,381
Fair value through profit or loss
Loans, borrowings and debentures	4,147,340	2,510,753
Advances on real state credits	320,410	—
Pension and post-employment benefits	312,047	301,850
Derivative financial instruments	647,724	333,435
	5,427,521	3,146,038

Total	24,511,037	13,059,419

During the period there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Risk management structure

As at June 30, 2015 and December 31, 2014, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	P&L(i)
Exchange rate derivatives
Swap agreements	176,557	828,443	(18,080)	330,099	4,862
Forward agreements	1,841,777	178,127	(102,875)	21,250	(110,014)
Options	—	—	—	(8,842)	217,992
	2,018,334	1,006,570	(120,955)	342,507	112,840
Interest rate and exchange rate risk
Swap agreements (interest rate)	900,634	221,560	(43,532)	(40,330)	181,219
Cross currency interest rate swaps	2,894,397	1,659,904	1,083,917	254,966	304,700
	3,795,031	1,881,464	1,040,385	214,636	485,919

Total financial instruments			919,430	557,143	598,759

Assets			1,567,154	890,578
Liabilities			(647,724)	(333,435)

(i)	The Company recorded in the statement of profit or loss and other comprehensive income, the net effect of the Senior Notes 2023 designated for hedge accounting. Therefore, the amount of R$ 223,231 is accounted for as Financial Expense.

Credit risk

COMGÁS has no concentration of credit risk due to its broad customer base.

Credit risk is managed through specific rules regarding client acceptance, including credit ratings and limits for customer exposure, including the requirement for a letter of credit from a major bank and obtaining actual warranties when given credit, when applicable. Management believes that credit risk is adequately managed through its policy of allowances for doubtful accounts.

The Company and its subsidiaries may acquire exchange rate and interest rate derivative instruments in the BM&FBovespa, OTC, registered CETIP or the international markets, with several banks, within the limits established in the Treasury Policy for each bank.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The credit risk on cash and cash equivalents, bank deposits in national and foreign financial institutions are determined using the rating instruments accepted by the market as follows:

	June 30, 2015	December 31, 2014
Cash and cash equivalents	2,531,947	1,649,340
Investment securities	874,242	149,735
Trade receivables	1,106,559	1,346,101
Derivative financial instruments	1,567,154	890,578
Receivables from related parties	258,566	250,884
Other trade receivables	420,221	440,180
Dividends receivable	47,352	36,130

	6,806,041	4,762,948

a)	Impairment

The Company tests annually their financial assets not classified as at fair value through profit or loss, including an interest in an equity-accounted investee, are assessed at each reporting date to determine whether there is objective evidence of impairment.

b)	Guarantees

Cosan’s policy is to provide financial guarantees only to subsidiaries (Note 14).

Liquidity risk

Liquidity risk is the risk that the Company and its subsidiaries will not be able to meet its obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The Company and its subsidiaries manage liquidity risk by ensuring, as much as possible, the availability of sufficient liquidity to meet its obligations due, under normal and stress situations, without causing unacceptable losses or risking the Company’s and its subsidiaries reputation.

The Company’s non-derivative financial liabilities classified by due date (contracted undiscounted cash flows basis) are as follows:

	June 30, 2015					December 31, 2014
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,142,112)	(2,410,048)	(7,687,950)	(7,913,047)	(21,153,157)	(14,988,841)
Trade payables	(2,015,638)	(1,110)	—	—	(2,016,748)	(1,034,282)
REFIS	(21,929)	(21,027)	(39,908)	(451,425)	(534,289)	(524,704)

	(5,179,679)	(2,432,185)	(7,727,858)	(8,364,472)	(23,704,194)	(16,547,827)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates and interest rates – will affect the Cosan’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Foreign exchange risk

As at June 30, 2015 and December 31, 2014, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollars and Brazilian Reais:

	June 30, 2015		December 31, 2014
	R$	USD	R$	USD
Cash and cash equivalents	72,036	23,218	40,782	15,354
Trade receivables	6,934	2,235	4,708	1,772
Trade payable	(25,256)	(8,140)	—	—
Loans, borrowings and debentures	(5,667,153)	(1,780,248)	(4,337,999)	(1,633,160)
Contingent consideration - Earn out	(31,655)	(10,203)	(47,340)	(17,822)
Derivative financial instruments	4,713,056	1,903,045	9,235,274	3,745,648

Foreign exchange exposure, net	(932,038)	129,907	4,895,425	2,111,792

i.	Sensitivity analysis on changes in foreign exchange rates

The probable scenario was defined based on the U.S. Dollar market rates as at June 30, 2015, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at June 30, 2015 the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
		Scenario
	June 30, 2015	Probable	25%	50%	-25%	-50%
At June 30, 2015	3.1026	3.1026	3.8783	4.6539	2.3270	1.5513

Considering the above scenario the profit or loss would be impacted as follows:

		Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	72,036	17,791	35,580	(17,791)	(35,580)
Trade receivables in foreign currency	USD fluctuation	6,934	1,734	3,467	(1,734)	(3,467)
Exchange rate derivatives	USD fluctuation	2,137,306	492,251	984,490	(492,251)	(984,490)
Exchange rate and interest derivatives	USD and CDI fluctuation	2,575,750	856,857	1,681,109	(791,646)	(1,615,899)
Trade payable	USD fluctuation	(25,256)	(6,314)	(12,628)	6,314	12,628
Loans, borrowings and debentures	USD fluctuation	(5,667,153)	(1,317,063)	(2,634,115)	1,317,063	2,634,115
Contingent consideration - Earn out	USD fluctuation	(31,655)	(7,914)	(15,828)	(7,914)	(15,828)

Impacts on profit or loss		(932,038)	37,342	42,075	12,041	(8,521)

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

i.	Sensitivity analysis on changes in interest rates

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	June 30, 2015
Exposure interest rate	Balance	Probable(i)	25%	50%	-25%	-50%
Cash and cash equivalents	375,987	427,272	12,821	25,642	(12,821)	(25,642)
Investment securities	534,429	607,326	18,224	36,448	(18,224)	(36,448)
Loans, borrowings and debentures	1,261,240	1,170,245	(357,412)	(714,824)	357,412	714,824
Derivative financial instruments	(65,435)	(67,902)	87,199	189,328	(72,908)	(134,975)
Advances on real estate credits	(320,410)	(341,237)	(10,926)	(21,852)	10,926	21,852
Leases	(1,793,760)	(2,038,429)	(61,167)	(122,334)	61,167	122,334

Impacts on profit or loss		(242,725)	(311,261)	(607,592)	325,552	661,945

(i)	The CDI and TJLP indexes considered of 13.64% and 6.00%, respectively, were obtained from information available in the market.

Financial instruments fair value

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

	Carrying amount		Fair value(i)
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	2,531,947	1,649,340	2,531,947	1,649,340
Investment securities	874,242	149,735	874,242	149,735
Trade receivables	1,106,559	1,346,101	1,106,559	1,346,101
Derivative financial instruments	1,567,154	890,578	1,567,154	890,578
Related parties	258,566	250,884	258,566	250,884
Other receivables	420,221	440,180	420,221	440,180
Dividends receivable	47,352	36,130	47,352	36,130

Total	6,806,041	4,762,948	6,806,041	4,762,948

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Liabilities
Loans, borrowings and debentures	16,546,239	8,502,640	16,327,891	8,287,378
Advances on real estate credits	320,410	—	320,410	—
Derivative financial instruments	647,724	333,435	647,724	333,435
Trade payables	2,016,748	1,112,459	2,016,748	1,112,459
Payables to related parties	116,288	137,441	116,288	137,441
Lease	1,793,760	—	1,793,760	—
Pension and post-employment benefits	312,047	301,850	312,047	301,850
Preferred shareholders payable in subsidiaries	2,050,181	1,926,888	2,050,181	1,926,888
Tax installments - REFIS	560,661	524,703	560,661	524,703
Contingent consideration - Earn out	128,616	186,649	128,616	186,649
Dividends payable	18,363	33,354	18,363	33,354

Total	24,511,037	13,059,419	24,292,689	12,844,157

(i)	If these loans and borrowings were recorded at fair value, they would be considered as “Level 2” in the fair value hierarchy presented on Note 27.

Hedge accounting – Fair value

Currently the Company has adopted the fair value hedge for some of its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2014	1,352,796	(183,086)	1,169,710
Interest amortization	(40,330)	(34,305)	(74,635)
Fair value	299,401	(223,231)	76,170

At June 30, 2015	1,611,867	(440,622)	1,171,245

27	Fair value hierarchy

Assets and liabilities
measured at fair value	Level 1	Level 2	Total
At June 30, 2015
Cash and cash equivalents	—	2,531,947	2,531,947
Derivative financial assets	—	1,567,154	1,567,154
Derivative financial liabilities	—	(647,724)	(647,724)
Loans, borrowings and debentures	—	(4,147,340)	(4,147,340)
Advances on real state credits	—	(320,410)	(320,410)
Investments securities	—	874,242	874,242
Pension and post-employment benefits	—	(312,047)	(312,047)
Assets held for sale	—	42,728	42,728
Investment properties	—	2,643,211	2,643,211

Total	—	2,231,761	2,231,761

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

At December 31, 2014
Derivative financial assets	—	890,578	890,578
Derivative financial liabilities	—	333,434	333,434
Loans, borrowings and debentures	—	2,806,097	2,806,097
Contingent consideration - Earn out	—	186,649	186,649
Pension plan assets	313,955	49,061	363,016
Securities	—	149,735	149,735
Assets held for sale	—	25,089	25,089
Preferred shareholders
payable in subsidiaries	—	1,926,888	1,926,888
Investment properties	—	2,641,978	2,641,978

Total	313,955	9,009,509	9,323,464

28	Pension and post-employment benefit plans

	June 30, 2015	December 31, 2014
Futura	23,770	23,048
Futura II	278	240
COMGÁS	287,999	278,562

Total	312,047	301,850

Pension plans

Defined benefit

Cosan Lubrificantes e Especialidades S.A. has a non-contributory defined benefit pension plan (Futura, formerly Previd Exxon) for certain employees upon retirement. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. No new employees are eligible to participate on the plan, contributions ceased, and participants are guaranteed a benefit proportionate to their accumulated entitlement as at March 31, 2011. During the three and six month periods ended June 30, 2015, the amounts of contributions totaled R$ 843 and R$ 1,879, respectively (R$ 2,368 and R$ 4,645 for the three and six month periods ended June 30, 2014).

Defined contribution

Since June 1, 2011, the Company and its subsidiaries have sponsored a defined contribution plan for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the three and six month periods ended June 30, 2015, the amounts of contributions totaled R$ 378 and R$ 809, respectively (R$ 436 and R$ 1,009 for the three and six month period ended June 30, 2014).

COMGÁS offers a supplementary retirement plan, through a defined contribution Free Benefit Generating Plan (“PGBL”). During the three and six month periods ended June 30, 2015, employers’ contributions to the plan totaled R$4,577 and R$ 8,102, respectively (R$ 8,187 and R$ 16,373 for the three and six month periods ended June 30, 2014).

Cosan Limited

Notes to the consolidated interim financial statements

For the three and six month periods ended June 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

29	Share-based payment

Cosan S.A.

At the annual and extraordinary general shareholders’ meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s executives and employees were approved, authorizing the issue of up to 5% of shares of Cosan S.A.’s total capital. This stock option plan was created to attract and retain executives and key employees, offering them the opportunity to become Cosan S.A.’s shareholders.

On August 18, 2011, Cosan S.A.’s board of directors approved the total number of stock option awards of 12,000,000 shares to be issued or treasury shares held by Cosan S.A., corresponding to 2.41% of the share capital at that time. On the same date the eligible executives were informed about the terms and conditions of the stock-option plan.

The numbers of options in the six month periods ended June 30, 2015 is 8,912,000 with weighted average exercise price R$ 30.09. During the six month periods ended June 30, 2015, there was no change in the plan options.

Cosan Log

With the acquisition of ALL by the Rumo, the stock option plan were canceled and assumed by the Rumo. Therefore, the fair value stock options were recalculated on the merger date on April 1, 2015.

The total of 1,478,659 options that were assumed by the Rumo is R$ 0.18 per fair value option, calculated by the binomial method. The average exercise price is R$ 5.03. This measure will generate a total expenditure relating to the plan of R$ 264.

30	Discontinued operations

Discontinued operations represent the results of ALL's subsidiaries in Argentina in the final discontinuity stage. The results of discontinued operations for the quarter ended June 30, 2015 are as follows:

April 1, 2015 to
June 30, 2015
Selling, general and administrative expenses	(503)
Financial results	(3,072)

Loss before taxes	(3,575)

Income tax (expense) benefit	(7)

Loss from discontinued operations, net of tax	(3,582)

The operating cash flow from discontinued operations amounted to an outflow of R$ 478.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 14, 2015	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer